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EXHIBIT 99.1

Report to Shareholders for the third quarter ended September 30, 2012

THIRD QUARTER 2012
Report to shareholders for the period ended September 30, 2012

Suncor Energy reports third quarter results

All financial figures are unaudited and presented in Canadian dollars (Cdn$) unless noted otherwise. Production volumes are presented on a working-interest basis, before royalties, unless noted otherwise. Certain financial measures referred to in this document are not prescribed by Canadian generally accepted accounting principles (GAAP). For a description of these non-GAAP financial measures, see the Non-GAAP Financial Measures Advisory section of Suncor's Management's Discussion and Analysis dated October 31, 2012 (the MD&A). See also the Advisories section of the MD&A.

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Operating earnings (1) of $1.303 billion ($0.85 per common share) and net earnings of $1.555 billion ($1.01 per common share).

•
Record quarterly cash flow from operations (1) of $2.740 billion ($1.78 per common share) despite planned maintenance at Oil Sands and offshore assets.

•
Record average Oil Sands segment production of 378,900 barrels per day (bbls/d). Total average production of 535,300 barrels of oil equivalent per day (boe/d).

•
Oil Sands cash operating costs (1) of $33.35 per barrel (excluding Syncrude).

•
Excellent progress at Firebag, highlighted by Stage 3 central processing facilities reaching design capacity and Stage 4 expecting first oil ahead of schedule and costs to be under budget.

•
Outlook for 2012 capital expenditures reduced by $850 million to $6.650 billion.

(1)
Non-GAAP financial measures. Operating earnings adjusts net earnings for significant items that are not indicative of operating performance. See page 5 for a reconciliation of net earnings to operating earnings. Return on capital employed excludes capitalized costs related to major projects in progress. See the Non-GAAP Financial Measures Advisory section of the MD&A.

Suncor Energy Inc. recorded third quarter 2012 operating earnings of $1.303 billion ($0.85 per common share), compared to $1.789 billion ($1.14 per common share) for the third quarter of 2011. The decrease in operating earnings compared with the third quarter of 2011 was due primarily to higher share-based compensation expense, lower production volumes from offshore assets undergoing planned maintenance programs and higher depreciation, depletion and amortization charges.

Cash flow from operations was $2.740 billion ($1.78 per common share) for the third quarter of 2012, compared to $2.721 billion ($1.73 per common share) for the third quarter of 2011.

Net earnings were $1.555 billion ($1.01 per common share) for the third quarter of 2012, compared with net earnings of $1.287 billion ($0.82 per common share) for the third quarter of 2011. The increase in net earnings compared to the third quarter of 2011 was due primarily to the impacts of fluctuating exchange rates on the revaluation of U.S. dollar denominated long-term debt, partially offset by the same factors that decreased operating earnings. Return on capital employed (excluding major projects in progress) for the twelve months ended September 30, 2012 was 12.5%, compared to 13.4% for the twelve months ended September 30, 2011.

"During the third quarter, we achieved a number of operational milestones. We set a new Oil Sands production record, cash operating costs were under $35 per barrel, and we reached full capacity at Firebag Stage 3 facilities," said Steve Williams, Suncor president and chief executive officer. "Our teams across Oil Sands once again delivered strong results in spite of a busy planned maintenance period."

Oil Sands production (excluding Suncor's proportionate share of production from the Syncrude joint venture) contributed an average of 341,300 bbls/d in the third quarter of 2012, compared with third quarter 2011 production of 326,600 bbls/d. The increase was primarily due to the ramp up of production from the Firebag complex, partially offset by the impacts of planned maintenance that was mostly completed by the end of September.

At Firebag, average bitumen production in the third quarter of 2012 increased to 113,000 bbls/d from 95,800 bbls/d in the second quarter of 2012 and 54,800 bbls/d in the third quarter of 2011. Stage 3 central processing facilities reached full design capacity during the quarter, and production rates exiting the third quarter were approximately 120,000 bbls/d. First oil for Stage 3 was brought on-stream in August 2011 and, with the application of infill well technology, the ramp up of production has exceeded previous expectations.

Cash operating costs for Oil Sands (excluding Syncrude) decreased to $33.35 per barrel in the third quarter of 2012, compared to $35.75 per barrel in the third quarter of 2011, reflecting lower cash operating costs and higher production volumes. The ramp up of production from the Firebag complex, strong reliability from mining, extraction and upgrading assets, lower natural gas prices and the company's continued focus on cost management enabled Suncor to exceed its goal of under $35 per barrel cash operating costs earlier than anticipated.

Suncor's proportionate share of production from the Syncrude joint venture contributed an average of 37,600 bbls/d of production during the third quarter of 2012, compared to 35,900 bbls/d in the third quarter of 2011.

The Exploration and Production segment contributed production of 156,400 boe/d in the third quarter of 2012, compared with production of 183,500 boe/d in the third quarter of 2011. The decrease was primarily due to planned maintenance programs at all East Coast Canada assets, and the ongoing suspension of the company's operations in Syria as a result of political unrest and international sanctions, partially offset by the restart of operations in Libya.

In the company's downstream Refining and Marketing segment, total refined product sales averaged 87,500 cubic metres per day (m3/d) during the third quarter of 2012, compared to 86,700 m3/d in the third quarter of 2011. The company's refineries in Western North America ran at full capacity for the second consecutive quarter. Lower feedstock costs for synthetic crude oil (SCO) at Suncor's inland refineries helped contribute to record earnings for the segment, and reinforced the value of the company's integrated business model.

             Suncor Energy Inc.
 002    2012 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

"Our record Refining and Marketing results continue to demonstrate the strength of our integrated model and our keen focus on creating value for investors through strong operational reliability and performance," continued Williams.

Strategy and Operational Update

At In Situ, Firebag Stage 4 central processing facilities were commissioned in the third quarter and new wells are currently steaming. First oil is expected in the fourth quarter of 2012 – approximately three months ahead of schedule – and the project is expected to come in approximately 10% under the current budget estimate of $2.0 billion. Total production from the Firebag complex is expected to be approximately 180,000 bbls/d once Stage 4 central processing facilities reach full capacity. There is significant integration between Firebag Stages 1 through 4, allowing operational flexibility to optimize production, maintenance, reliability and costs.

In the Oil Sands Ventures business, Suncor has been undertaking detailed reviews of each of its planned growth projects, focusing on cost and quality with a view to generating long-term value for shareholders. The company has been working closely with the other joint venture owners on these reviews and is making good progress. In addition, as a result of the continued focus on capital discipline and cost management, the pace of pre-sanction spending has been closely managed. While decisions regarding sanctioning had been targeted to occur mid-2013, these reviews are expected to impact the timing of such decisions. New target dates have not yet been determined. The company plans to provide updates on the timing of decisions regarding these projects when available. Decisions on these projects are subject to approval by the respective owners of each of the individual projects, and in the case of Suncor, Suncor's Board of Directors.

The company's latest forecast at Firebag Stage 4 and its pace of spending on Oil Sands Ventures projects are two of the key factors that guided Suncor to lower its outlook for 2012 capital expenditures from $7.5 billion to $6.650 billion.

"At the start of the year, we said that cost and quality metrics would be Suncor's priorities when executing growth projects," said Williams. "We're delivering on these goals by spending capital efficiently and maintaining a disciplined approach to pre-sanction spending on our operated growth projects."

During the third quarter, the Millennium Naphtha Unit (MNU) began operating and subsequently ran at full design rates in support of planned maintenance completed on Upgrader 2 secondary upgrading units. The company expects that the MNU will increase the company's sweet SCO production capacity by approximately 10%, primarily through the new naphtha hydrotreating unit, and stabilize secondary upgrading processes by providing flexibility during planned or unplanned maintenance.

In the company's East Coast Canada operations, planned maintenance was performed at each offshore asset, including off-station programs for White Rose and Terra Nova. Planned maintenance at Hibernia commenced in August and concluded in September. The White Rose Floating Production, Storage and Offloading (FPSO) vessel returned to the field in July and restarted production in August. The Terra Nova FPSO returned to the field in October and production is expected to start up in late November following the completion of subsea work. Production from East Coast Canada averaged 22,700 bbls/d in the third quarter of 2012 and was impacted by slower than expected ramp ups of production rates subsequent to planned maintenance.

In the company's International operations, Buzzard continued to produce reliably in advance of planned maintenance over September and October. All major planned maintenance was completed in October, and the operator is working to restart production. Production from Buzzard averaged 41,900 boe/d during the third quarter of 2012. In Libya, Suncor is currently working to restart exploration drilling in the first quarter of 2013. Production from Libya averaged 39,800 bbls/d during the third quarter of 2012.

Suncor Energy Inc.
                                                                                                                                       2012 Third Quarter    003

Suncor continued to return cash to shareholders through dividends and share repurchases. The company completed its initial $1.5 billion common share repurchase program during the quarter and, in September, announced a new program that is authorized for up to $1 billion of additional share repurchases. As at October 26, 2012, the company had returned $1.725 billion to shareholders in 2012, through $1.164 billion in share repurchases and $561 million in dividends. The company increased its quarterly dividend 18%, to $0.13 per share from $0.11 per share, in the first quarter of 2012.

Corporate Guidance

Suncor has revised the corporate guidance that it previously issued on July 24, 2012. The key changes to the company's production guidance presented below include:

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The narrowing of the range for Oil Sands production primarily reflects performance from the first nine months of 2012. The decrease in outlook for East Coast Canada reflects slower than expected ramp ups of production rates subsequent to planned maintenance and production for the first nine months of 2012. The increase in outlook for International production reflects improving stability of field operations in Libya.

•
The narrowing of the range for the realization on the Oil Sands crude sales basket primarily reflects results from the first nine months of 2012.

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The improvement in the outlook for Oil Sands cash operating costs per barrel primarily reflects the factors that decreased cash operating costs through the first nine months of 2012, which are expected to continue into the fourth quarter of 2012.

	2012 Full Year Outlook July 24, 2012	2012 Full Year Outlook Revised October 31, 2012	Actual Nine Months Ended September 30, 2012

Suncor Total Production (boe/d)	540,000 – 580,000	540,000 – 580,000	535,300

Oil Sands (1)
Production (bbls/d)	325,000 – 345,000	325,000 – 340,000	318,800
Realization on crude sales basket	WTI @ Cushing less Cdn$13.00 to Cdn$18.00 per barrel	WTI @ Cushing less Cdn$13.00 to Cdn$16.00 per barrel	WTI @ Cushing less Cdn$12.81 per barrel
Cash operating costs (2)	$37.00 – $40.00 per barrel	$35.50 – $37.50 per barrel	$36.70 per barrel

Syncrude
Production (bbls/d)	36,000 – 38,000	35,000 – 36,000	33,900

East Coast Canada
Production (bbls/d)	50,000 – 55,000	45,000 – 50,000	45,800

International
Production (boe/d)	77,000 – 85,000	85,000 – 90,000	92,800

Refining and Marketing
Refined product sales (m3/d)	79,000 – 87,000	82,000 – 87,000	85,000
Gasoline	47%	47%	47%
Distillate	38%	36%	35%
Other	15%	17%	18%

(1)
Excludes Suncor's proportionate share of production and operating costs from the Syncrude joint venture.

(2)
Cash operating costs are based on the following assumptions: (i) production volumes and sales mix as contained in Suncor's revised full year outlook dated October 31, 2012, and (ii) an average natural gas price of $2.40 per gigajoule at AECO. Cash operating costs per barrel is a non-GAAP financial measure. For more information on cash operating costs per barrel, see the Oil Sands Cash Operating Costs Reconciliation in the Segment Results and Analysis section of the MD&A and the Non-GAAP Financial Measures section of the MD&A.

             Suncor Energy Inc.
 004    2012 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Suncor has also revised its corporate guidance for capital expenditures downward by $850 million. The decrease in outlook for capital expenditures reflects:

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Capital discipline and scope optimization for Oil Sands Ventures growth projects prior to sanctioning decisions.

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Deferred spending on non-operated sustaining projects at Syncrude and non-operated, early-stage growth projects, including Hebron and Golden Eagle.

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Management decisions to use less of the discretionary pool of capital, and implement a higher standard for economic returns on smaller Oil Sands growth and sustaining projects.

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Cost management when executing projects, including Firebag Stage 4.

Suncor's outlook for growth capital expenditures for Oil Sands Base increased by approximately $400 million for the Enbridge Wood Buffalo Pipeline. The company initially anticipated this pipeline commitment would be part of Suncor's 2013 capital program, but the start of operations has been moved to 2012 to support the accelerated production growth from the Firebag complex.

Capital Expenditures (1)(2)	2012 Full Year Outlook July 24, 2012			2012 Full Year Outlook Revised October 31, 2012

($ millions)	Sustaining	Growth	Total	Sustaining	Growth	Total

Oil Sands	2 885	2 200	5 085	2 405	2 205	4 610
Oil Sands Base	1 555	225	1 780	1 385	670	2 055
In Situ	860	970	1 830	650	905	1 555
Oil Sands Ventures	470	1 005	1 475	370	630	1 000
Exploration and Production	255	1 145	1 400	200	1 050	1 250
Refining and Marketing	590	10	600	640	10	650
Corporate, Energy Trading and Eliminations	140	275	415	115	25	140

	3 870	3 630	7 500	3 360	3 290	6 650

(1)
Capital expenditures exclude capitalized interest of $530 million to $570 million.

(2)
For definitions of growth and sustaining capital, see the Capital Investment Update section of the MD&A. Oil Sands Base sustaining capital includes $512 million for tailings management and other assets related to reclamation. Oil Sands Base growth capital includes a $400 million long-term commitment for the Wood Buffalo pipeline. Exploration and Production sustaining capital includes $150 million for off-station planned maintenance.

Certain outlook assumptions and other information were also revised. For further details regarding Suncor's 2012 revised corporate guidance, see www.suncor.com/guidance.

Operating Earnings Reconciliation (1)

	Three months ended September 30		Nine months ended September 30
($ millions)	2012	2011	2012	2011

Net earnings as reported	1 555	1 287	3 345	2 877
Unrealized foreign exchange (gain) loss on U.S. dollar denominated long-term debt	(252)	533	(237)	317
Impairments and write-offs (2)	—	—	694	514
Impact of income tax rate adjustments on deferred income taxes (3)	—	—	88	442
(Gain) loss on significant disposals (4)	—	(31)	—	97

Operating earnings	1 303	1 789	3 890	4 247

Suncor Energy Inc.
                                                                                                                                       2012 Third Quarter    005

(1)
Operating earnings is a non-GAAP financial measure. All reconciling items are presented on an after-tax basis. See the Non-GAAP Financial Measures Advisory section of the MD&A.

(2)
The 2012 adjustment reflects the impairment and write-off of assets in Syria. The 2011 adjustment reflects the impairment of assets in Libya.

(3)
The 2012 adjustment reflects the elimination of the planned general corporate income tax rate reduction in the Province of Ontario. The 2011 adjustment reflects the increase to the United Kingdom tax rate on oil and gas profits from the North Sea.

(4)
For the third quarter of 2011, the adjustments reflect the disposition of non-core assets in the Exploration and Production business. For the first nine months of 2011, the adjustments also include the partial disposition of interests in the Voyageur upgrader and Fort Hills mining projects.

Advisories, Assumptions and Risk Factors

The Strategy and Operational Update and Corporate Guidance discussions above contain forward-looking information that is subject to a number of risks and uncertainties, many of which are beyond Suncor's control, including those outlined below. See also the Forward-Looking Information section of the MD&A for the additional risks and assumptions underlying this forward-looking information.

Assumptions for the Oil Sands and Syncrude 2012 Full Year Outlook include those relating to reliability and operational efficiency initiatives that we expect will minimize unplanned maintenance in the remainder of 2012. Assumptions for the East Coast Canada and International 2012 Full Year Outlook include those relating to reservoir performance, drilling results, facility reliability, and the successful restart of production after planned maintenance events. Factors that could potentially impact Suncor's 2012 Full Year Outlook include, but are not limited to:

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Bitumen supply. Bitumen supply may be dependent on unplanned maintenance of mine equipment and extraction plants, bitumen ore grade quality, tailings storage and in situ reservoir performance.

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Availability of infrastructure. A number of new storage and distribution infrastructure projects are currently in progress to support growth at Oil Sands operations. The timing for the completion and successful integration of these projects into existing operations may impact the pace of the ramp up of production from Firebag.

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Performance of recently commissioned facilities. Production rates while new equipment is being brought into service are difficult to predict and can be impacted by unplanned maintenance. Sweet SCO production levels from Oil Sands are dependent on the successful operation of the MNU.

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Unplanned maintenance. Production estimates could be negatively impacted if unplanned work is required at any of our mining, extraction, upgrading, refining, pipeline, or offshore assets.

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Planned maintenance events. Production estimates, including SCO rates, could be negatively impacted if planned maintenance events are affected by unexpected events or not executed effectively.

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Commodity prices. Declines in commodity prices may alter our production outlook and/or reduce our capital expenditure plans.

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Foreign operations. Suncor's foreign operations and related assets are subject to a number of political, economic and socio-economic risks.

             Suncor Energy Inc.
 006    2012 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

MANAGEMENT'S DISCUSSION AND ANALYSIS
October 31, 2012

This Management's Discussion and Analysis (MD&A) should be read in conjunction with Suncor's unaudited interim Consolidated Financial Statements for the three- and nine-month periods ended September 30, 2012, Suncor's audited Consolidated Financial Statements for the year ended December 31, 2011 and Suncor's MD&A for the year ended December 31, 2011 (the 2011 annual MD&A).

Additional information about Suncor filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including quarterly and annual reports and Suncor's Annual Information Form dated March 1, 2012 (the 2011 AIF), which is also filed with the SEC under cover of Form 40-F, is available online at www.sedar.com, www.sec.gov and our website www.suncor.com. Information contained in or otherwise accessible through our website does not form part of this MD&A, and is not incorporated into this MD&A by reference.

References to "we", "our", "Suncor", or "the company" mean Suncor Energy Inc., and the company's subsidiaries and interests in associates and jointly controlled entities, unless the context otherwise requires.

Table of Contents

1.	Advisories	7
2.	Third Quarter Highlights	9
3.	Suncor Overview	10
4.	Consolidated Financial Information	12
5.	Segment Results and Analysis	18
6.	Capital Investment Update	33
7.	Financial Condition and Liquidity	35
8.	Quarterly Financial Data	39
9.	Other Items	41
10.	Non-GAAP Financial Measures Advisory	42
11.	Forward-Looking Information	46

1. ADVISORIES

Basis of Presentation

Unless otherwise noted, all financial information has been prepared in accordance with Canadian generally accepted accounting principles (GAAP), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board, which is within Part 1 of the Canadian Institute of Chartered Accountants Handbook, which itself is within the framework of International Financial Reporting Standards (IFRS).

All financial information is reported in Canadian dollars, unless otherwise noted. Production volumes are presented on a working-interest basis, before royalties, unless otherwise noted. Certain prior year amounts in the Consolidated Statements of Comprehensive Income have been reclassified to conform to the current year's presentation.

Non-GAAP Financial Measures

Certain financial measures in this MD&A – namely operating earnings, cash flow from operations, return on capital employed (ROCE) and Oil Sands cash operating costs – are not prescribed by GAAP. Operating earnings and Oil Sands cash operating costs are defined in the Non-GAAP Financial Measures Advisory section of this MD&A and reconciled to GAAP measures in the Segment Results and Analysis section of this MD&A. Cash flow from operations and ROCE are defined and reconciled to GAAP measures in the Non-GAAP Financial Measures Advisory section of this MD&A.

These non-GAAP financial measures are included because management uses the information to analyze operating performance, leverage and liquidity. These non-GAAP financial measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Suncor Energy Inc.
                                                                                                                                       2012 Third Quarter    007

Common Abbreviations

The following is a list of abbreviations that may be used in this MD&A:

Measurement
bbl	barrel
bbls/d	barrels per day
mbbls/d	thousands of barrels per day
boe	barrels of oil equivalent
boe/d	barrels of oil equivalent per day
mboe	thousands of barrels of oil equivalent
mboe/d	thousands of barrels of oil equivalent per day
mcf	thousands of cubic feet of natural gas
mcfe	thousands of cubic feet of natural gas equivalent
mmcf	millions of cubic feet of natural gas
mmcf/d	millions of cubic feet of natural gas per day
mmcfe	millions of cubic feet of natural gas equivalent
mmcfe/d	millions of cubic feet of natural gas equivalent per day
m3	cubic metres
m3/d	cubic metres per day
MW	megawatts
Places and Currencies
U.S.	United States
U.K.	United Kingdom
B.C.	British Columbia
$ or Cdn$	Canadian dollars
US$	United States dollars
£	Pounds sterling
€	Euros
Financial and Business Environment
Q3	Three months ended September 30
YTD	Nine months ended September 30
DD&A	Depreciation, depletion and amortization
WTI	West Texas Intermediate
WCS	Western Canada Select
SCO	Synthetic crude oil
NYMEX	New York Mercantile Exchange

Risk Factors and Forward-Looking Information

The company's financial and operational performance is potentially affected by a number of factors, including, but not limited to, the volatility of commodity prices and exchange rate fluctuations; government regulation, including changes to royalty and income tax legislation; environmental regulation, including changes to climate change and reclamation legislation; risks associated with operating in foreign countries, including geopolitical and other political risks; operating hazards and other uncertainties, including extreme weather conditions, fires, explosions and oil spills; risks associated with the execution of major projects; reputational risk; permit approval; labour and materials supply; and other factors described within the Forward-Looking Information section of this MD&A. A more detailed discussion of the risk factors affecting the company is presented in the Risk Factors section of Suncor's 2011 annual MD&A, which section is herein incorporated by reference.

This MD&A contains forward-looking information based on Suncor's current expectations, estimates, projections and assumptions. This information is subject to a number of risks and uncertainties, including those discussed in this MD&A and Suncor's other disclosure documents, many of which are beyond the company's control. Users of this information are cautioned that actual results may differ materially. Refer to the Forward-Looking Information section of this MD&A for information on the material risk factors and assumptions underlying our forward-looking information.

Measurement Conversions

Certain crude oil and natural gas liquids volumes have been converted to mcfe or mmcfe on the basis of one bbl to six mcf. Also, certain natural gas volumes have been converted to boe or mboe on the same basis. Any figure presented in mcfe, mmcfe, boe or mboe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six mcf of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, conversion on a 6:1 basis may be misleading as an indication of value.

             Suncor Energy Inc.
 008    2012 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

2. THIRD QUARTER HIGHLIGHTS

•
Third quarter financial results.

•
Consolidated net earnings for the third quarter of 2012 were $1.555 billion, compared to $1.287 billion for the third quarter of 2011. Net earnings for the third quarter of 2012 increased primarily due to the impacts of fluctuating exchange rates on the revaluation of U.S. dollar denominated long-term debt, partially offset by the factors that decreased operating earnings.

•
Operating earnings (1) for the third quarter of 2012 were $1.303 billion, compared to $1.789 billion for the third quarter of 2011. Operating earnings were lower, due primarily to higher share-based compensation expense, lower production volumes from offshore assets undergoing planned maintenance, and higher DD&A charges.

•
Cash flow from operations (1) was $2.740 billion for the third quarter of 2012, compared to $2.721 billion for the third quarter of 2011.

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ROCE (1) (excluding major projects in progress) for the twelve months ended September 30, 2012 decreased to 12.5%, compared to 13.4% for the twelve months ended September 30, 2011.

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Net debt at September 30, 2012 was $5.025 billion, compared to $6.976 billion at December 31, 2011.

•
Integration reduces impact of lower Western Canada crude oil prices.  The integration of Oil Sands production with Refining and Marketing assets provided the foundation for record cash flow from operations during a quarter with wider price differentials for SCO relative to WTI that reduced crude feedstock costs for Suncor's inland refineries.

•
Firebag Stage 3 central processing facilities reach design capacity.  Bitumen production from Firebag operations averaged 113,000 bbls/d in the third quarter of 2012, compared to 95,800 bbls/d in the second quarter of 2012 and 54,800 bbls/d in the third quarter of 2011. Production rates exiting the third quarter of 2012 were approximately 120,000 bbls/d. First oil at Stage 3 central processing facilities was brought on-stream in August of last year. With the application of infill well technology, the pace of the ramp up of production for Stage 3 has exceeded previous expectations.

•
Firebag Stage 4 under budget.  The company commissioned Firebag Stage 4 central processing facilities during the third quarter and new wells are currently steaming. The company anticipates first oil from Stage 4 wells late in the fourth quarter of 2012, approximately three months ahead of schedule. With the project now in its final stages, Suncor expects that the final cost for Stage 4 will be approximately 10% under the current budget estimate of $2.0 billion.

•
Production capacity for the integrated Firebag complex: 180,000 bbls/d of bitumen.  Total production from the Firebag complex is expected to be approximately 180,000 bbls/d once Stage 4 central processing facilities reach full capacity. There is significant integration between Firebag Stages 1 through 4, allowing operational flexibility to optimize production, maintenance, reliability and costs.

•
Oil Sands cash operating costs (1) average $33.35/bbl for the quarter.  The ramp up of production from the Firebag complex, strong reliability from Oil Sands Base, lower natural gas prices and the company's continued focus on cost management enabled Suncor to exceed its goal of under $35/bbl Oil Sands cash operating costs earlier than anticipated.

•
MNU supports upgrading during planned maintenance events.  During the third quarter, the Millennium Naphtha Unit (MNU) began operating and subsequently ran at full design rates in support of planned maintenance completed on Upgrader 2 secondary upgrading units. The company expects that the MNU will increase sweet SCO production capacity by approximately 10%, primarily through the new naphtha hydrotreating unit, and stabilize secondary upgrading processes by providing flexibility during planned or unplanned maintenance.

(1)
Operating earnings, cash flow from operations, Oil Sands cash operating costs and ROCE are non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

Suncor Energy Inc.
                                                                                                                                       2012 Third Quarter    009

•
Syncrude announces Mildred Lake extension project.  Syncrude owners announced a plan to extend the life of its Mildred Lake mine by approximately ten years by developing two mining areas adjacent to the current mine while continuing to use existing mining and extraction facilities. Syncrude expects to make regulatory applications in 2014. Suncor holds a 12% interest in the Syncrude joint venture.

•
Planned maintenance at offshore assets.  Planned maintenance was completed successfully at White Rose and Hibernia during the third quarter of 2012, while planned maintenance at Buzzard began in September and was completed in October. The Floating Production, Storage and Offloading (FPSO) vessel for Terra Nova returned to the field in early October after completion of its dockside maintenance program, and production is expected to begin ramping up in late November following the completion of subsea work. Production from East Coast Canada in the third quarter of 2012 was impacted by slower than expected ramp ups of production rates subsequent to planned maintenance.

•
Strong performance from Suncor refineries.  The company achieved another quarter of excellent reliability from its refining assets, averaging 97% utilization, which included a record throughput month in August (approximately 460,000 bbls/d).

•
Suncor capital expenditures expected to be lower than $7.5 billion budget.  Capital spending for 2012 has been less than initially anticipated, primarily due to the company's disciplined approach to pre-sanction spending on its operated growth projects, deferred spending on major non-operated growth and sustaining projects, cost management when executing projects (including Firebag Stage 4), and a focus on Oil Sands projects that maximize economic returns.

•
Suncor announces new share repurchase program.  During the quarter, the company completed its original $1.5 billion share repurchase program that was initially announced in September 2011 and amended in February 2012. The company also announced a new share repurchase program that commenced on September 20, 2012, which provides for the repurchase of up to an additional $1 billion in Suncor common shares.

3. SUNCOR OVERVIEW

Suncor Energy Inc. is an integrated energy company headquartered in Calgary, Alberta. The company has classified its operations into the following segments:

OIL SANDS

Suncor's Oil Sands segment, with assets located in northeast Alberta, recovers bitumen from mining and in situ operations and upgrades the majority of this production into refinery feedstock, diesel fuel and byproducts. The Oil Sands segment includes:

•
Oil Sands operations refer to Suncor's wholly owned and operated mining, extraction, upgrading and in situ assets in the Athabasca oil sands region. Oil Sands operations consist of:

•
Oil Sands Base operations include the Millennium and North Steepbank mining and extraction operations, two integrated upgrading facilities known as Upgrader 1 and Upgrader 2, and the associated infrastructure for these assets – including utilities, energy and reclamation facilities, such as its tailings management (TROTM) assets.

•
In Situ operations include oil sands bitumen production from Firebag and MacKay River and supporting infrastructure, such as central processing facilities and cogeneration units. The majority of In Situ production is upgraded by Oil Sands Base; however, the company's marketing plan includes sales of bitumen when marketing conditions are favourable or as operating conditions at Oil Sands Base require.

•
Oil Sands Ventures assets include the company's interests in significant growth projects, including two where Suncor is the operator – the Fort Hills mining (40.8%) and the Voyageur upgrader (51%) projects, and one where Total E&P Canada Ltd. (Total E&P) is the operator – the Joslyn North mining project (36.75%). Oil Sands Ventures also includes the company's 12% interest in the Syncrude oil sands mining and upgrading joint venture.

             Suncor Energy Inc.
 010    2012 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

EXPLORATION AND PRODUCTION

Suncor's Exploration and Production segment consists of offshore operations off the east coast of Canada and in the North Sea, and onshore operations in North America, Libya and Syria.

•
East Coast Canada operations include Suncor's 37.675% working interest in Terra Nova, for which Suncor is the operator. Suncor also holds a 20% interest in the Hibernia base project and a 19.5% interest in the Hibernia Southern Extension Unit (HSEU), a 27.5% interest in the White Rose base project and a 26.125% interest in the White Rose Extensions, and a 22.729% interest in Hebron, all of which are operated by other companies.

•
International operations include Suncor's 29.89% working interest in Buzzard and a 26.69% interest in the Golden Eagle Area Development (Golden Eagle) in the U.K. portion of the North Sea, both of which are operated by another company. Suncor also holds interests in several licences offshore the U.K. and Norway. Suncor owns, pursuant to Exploration and Production Sharing Agreements (EPSAs), working interests in the exploration and development of oilfields in the Sirte Basin in Libya. Suncor also owns, pursuant to a Production Sharing Contract (PSC), an interest in the Ebla gas development in the Ash Shaer and Cherrife areas in Syria.

  Due to recent unrest in Syria, the company has declared force majeure under its contractual obligations, and operations in Syria have been suspended indefinitely.

•
North America Onshore operations include Suncor's interests in a number of natural gas and conventional crude oil assets, primarily in Western Canada.

REFINING AND MARKETING

Suncor's Refining and Marketing segment consists of two primary operations:

•
Refining and Product Supply operations refine crude oil into a broad range of petroleum and petrochemical products. Eastern North America operations include refineries located in Montreal, Québec and Sarnia, Ontario, and a lubricants business located in Mississauga, Ontario that manufactures, blends and markets products worldwide. Western North America operations include refineries located in Edmonton, Alberta and Commerce City, Colorado. Other Refining and Product Supply assets include interests in a petrochemical plant, pipelines and product terminals in Canada and the U.S.

•
Downstream Marketing operations sell refined petroleum products and lubricants to retail, commercial and industrial customers through a combination of company-owned, branded-dealer and other retail stations in Canada and Colorado, a nationwide commercial road transport network in Canada, and a bulk sales channel in Canada.

CORPORATE, ENERGY TRADING AND ELIMINATIONS

The grouping Corporate, Energy Trading and Eliminations includes the company's investments in renewable energy projects, results related to energy marketing, supply and trading activities, and other activities not directly attributable to any other operating segment.

•
Renewable Energy interests include six operating wind power projects across Canada and the St. Clair ethanol plant in Ontario.

•
Energy Trading activities primarily involve the marketing, supply and trading of crude oil, natural gas, refined petroleum products and byproducts, and the use of midstream infrastructure and financial derivatives to optimize related trading strategies.

•
Corporate activities include stewardship of Suncor's debt and borrowing costs, expenses not allocated to the company's businesses, and the company's captive insurance activities that self-insure a portion of the company's asset base.

Suncor Energy Inc.
                                                                                                                                       2012 Third Quarter    011

•
Intersegment revenues and expenses are removed from consolidated results in Group Eliminations. Intersegment activity includes the sale of feedstock by the Oil Sands and Exploration and Production segments to the Refining and Marketing segment, the sale of fuels and lubricants by the Refining and Marketing segment to the Oil Sands segment, the sale of ethanol by the Renewable Energy business to the Refining and Marketing segment, and the provision of insurance for a portion of the company's operations by the Corporate captive insurance entity.

4. CONSOLIDATED FINANCIAL INFORMATION

Financial Highlights

	Three months ended September 30		Nine months ended September 30
($ millions)	2012	2011	2012	2011

Net earnings (loss)
Oil Sands	535	837	1 498	1 813
Exploration and Production	88	420	(10)	22
Refining and Marketing	708	479	1 681	1 419
Corporate, Energy Trading and Eliminations	224	(449)	176	(377)

Total	1 555	1 287	3 345	2 877

Operating earnings (loss) (1)
Oil Sands	535	837	1 568	1 902
Exploration and Production	88	389	707	986
Refining and Marketing	708	479	1 696	1 419
Corporate, Energy Trading and Eliminations	(28)	84	(81)	(60)

Total	1 303	1 789	3 890	4 247

Cash flow from (used in) operations (1)
Oil Sands	1 256	1 285	3 317	3 155
Exploration and Production	365	801	1 698	2 066
Refining and Marketing	1 060	611	2 509	2 040
Corporate, Energy Trading and Eliminations	59	24	(14)	(165)

Total	2 740	2 721	7 510	7 096

(1)
Non-GAAP financial measures. Operating earnings are reconciled to net earnings below. See the Non-GAAP Financial Measures Advisory section of this MD&A.

Operating Highlights

	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011

Production volumes by segment
Oil Sands (mbbls/d)	378.9	362.5	352.7	333.5
Exploration and Production (mboe/d)	156.4	183.5	193.8	202.4

Total (mboe/d)	535.3	546.0	546.5	535.9

Production mix
Crude oil and liquids / natural gas (%)	91/9	87/13	91/9	86/14

Average price realizations by segment
Oil Sands ($/bbl)	81.72	86.39	84.50	87.30
Exploration and Production ($/boe)	77.33	80.50	84.15	78.86

             Suncor Energy Inc.
 012    2012 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Net Earnings

Suncor's net earnings for the third quarter of 2012 were $1.555 billion, compared to $1.287 billion for the third quarter of 2011. Net earnings for the third quarter of 2012 increased primarily due to unrealized revaluation gains on U.S. dollar denominated long-term debt, partially offset by the factors that decreased operating earnings, which are described subsequently in this section of the MD&A. Suncor's net earnings for the first nine months of 2012 were $3.345 billion, compared to $2.877 billion for the first nine months of 2011. Other items affecting changes in net earnings over the first nine months of 2012, compared with the first nine months of 2011, included:

•
The after-tax unrealized foreign exchange gain on the revaluation of U.S. dollar denominated long-term debt was $252 million for the third quarter of 2012 and $237 million for the first nine months of 2012. The after-tax unrealized foreign exchange loss on the revaluation of U.S. dollar denominated long-term debt was $533 million for the third quarter of 2011 and $317 million for the first nine months of 2011.

•
In the second quarter of 2012, the company recorded after-tax impairment charges and write-offs of $694 million against assets pertaining to the company's operations in Syria, which were suspended in December 2011 due to political unrest and sanctions against the country. In the second quarter of 2011, the company recorded after-tax impairment charges of $514 million against assets in Libya, due to unrest and sanctions in that country in 2011 that resulted in the shut in of all production for most of 2011.

•
The Province of Ontario budget was substantively enacted on June 20, 2012, freezing the general corporate income tax rate at 11.5%, instead of the planned reduction to 10% by 2014. As a result, the company adjusted its deferred income tax balances to remove the impacts of the tax rate reductions, leading to a one-time charge to net earnings of $88 million in the second quarter of 2012.

•
In the first quarter of 2011, the U.K. government announced an increase in the tax rate on oil and gas profits in the North Sea that increased the statutory tax rate on Suncor's earnings in the U.K. from 50% to 59.3% in 2011 and to 62% in future years. As a result, the company revalued its deferred income tax balances, resulting in an increase to deferred income tax expense of $442 million in the first quarter of 2011.

•
During the first nine months of 2011, the company disposed of assets resulting in after-tax losses of $97 million, consisting of $89 million on the partial disposition of interests in the Voyageur upgrader and Fort Hills mining projects, and $8 million for the sale of non-core Exploration and Production assets.

Operating Earnings

Consolidated Operating Earnings Reconciliation (1)

	Three months ended September 30		Nine months ended September 30
($ millions)	2012	2011	2012	2011

Net earnings as reported	1 555	1 287	3 345	2 877
Unrealized foreign exchange (gain) loss on U.S. dollar denominated long-term debt	(252)	533	(237)	317
Impairments and write-offs	—	—	694	514
Impact of income tax rate adjustments on deferred income taxes	—	—	88	442
(Gain) loss on significant disposals	—	(31)	—	97

Operating earnings	1 303	1 789	3 890	4 247

(1)
Operating earnings is a non-GAAP financial measure. All reconciling items are presented on an after-tax basis. See the Non-GAAP Financial Measures Advisory section of this MD&A.

Suncor Energy Inc.
                                                                                                                                       2012 Third Quarter    013

(1)
Factors represent after-tax variances and include the impacts of operating earnings adjustments. These factors are analyzed in the narrative following this bridge analysis. This bridge analysis is provided because management uses this presentation to analyze performance.

(2)
Calculated based on production volumes for the Oil Sands and Exploration and Production segments, and sales volumes for the Refining and Marketing segment.

(3)
Includes upstream price realizations before royalties, refining and marketing margins, other operating revenues, and the net impacts of sales and purchases of third-party crude.

(4)
The Inventory variance factor reflects the opportunity cost of building production volumes in inventory or the additional margin earned by drawing down inventory produced in previous periods. The calculation of the Inventory variance factor in this bridge analysis permits the company to present the Volumes variance factor for upstream assets based on production volumes, rather than based on sales volumes.

(5)
The Operating Expense factor includes transportation expense, project start-up costs, and operating, selling and general expense (adjusted for impacts of changes in inventory).

(6)
This factor also includes operational foreign exchange gains and losses, changes in gains and losses on disposal of assets that are not operating earnings adjustments, impacts of changes in effective income tax rates, and other income tax adjustments.

Suncor's consolidated operating earnings for the third quarter of 2012 were $1.303 billion, compared to $1.789 billion for the third quarter of 2011. Positive factors impacting operating earnings in the third quarter of 2012, compared to the third quarter of 2011, included:

•
Refining margins were higher in the third quarter of 2012, primarily due to lower feedstock costs for Canadian-based crude in the absence of higher premiums for SCO relative to WTI that existed in the third quarter of 2011 and, to a lesser extent, higher crack spreads. In addition, refining margins were higher due to the positive impact of an increasing crude price environment over the third quarter of 2012, compared with a decreasing crude price environment over the third quarter of 2011. In an increasing crude price environment, inventories produced during periods of lower feedstock costs are sold and replaced with inventories purchased at relatively higher feedstock costs.

•
Production volumes for the Oil Sands segment increased to 378,900 bbls/d from 362,500 bbls/d, due primarily to the ramp up of production from the Firebag complex.

The positive factors noted above were more than offset by the following:

•
Operating expenses were higher in the third quarter of 2012, due primarily to the impacts of share-based compensation, which increased to an after-tax expense of $167 million in the third quarter of 2012 from an after-tax recovery of $186 million in the third quarter of 2011.

             Suncor Energy Inc.
 014    2012 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

•
Production volumes for the Exploration and Production segment decreased to 156,400 boe/d from 183,500 boe/d, primarily due to planned maintenance programs occurring at each East Coast Canada asset and the ongoing suspension of the company's operations in Syria, partially offset by the restart of operations in Libya that were shut in for the third quarter of 2011.

•
Average price realizations for crude oil production from upstream operations were lower in the third quarter of 2012. Price realizations for Oil Sands were lower, due primarily to premiums for SCO relative to WTI that were higher in the third quarter of 2011 and a higher proportion of non-upgraded bitumen sales. Price realizations for Exploration and Production were lower, due primarily to lower benchmark prices for Brent crude.

•
DD&A was higher in the third quarter of 2012, due mainly to recently commissioned Oil Sands assets, including Firebag Stage 3, the TROTM infrastructure project, the MNU and the North Steepbank extension. These increases were partially offset by lower DD&A in Exploration and Production, due primarily to lower production volumes.

•
Financing expense and other income was unfavourable in the third quarter of 2012, due primarily to operational foreign exchange losses in Exploration and Production and lower earnings from Energy Trading activities.

Suncor's consolidated operating earnings were $3.890 billion for the first nine months of 2012, compared to $4.247 billion for the first nine months of 2011, and decreased primarily due to higher share-based compensation expense, higher DD&A for Oil Sands, lower average price realizations for Oil Sands production and lower production volumes for Exploration and Production, partially offset by higher refining margins and higher Oil Sands production volumes.

After-tax share-based compensation expense (recovery) by segment

	Three months ended September 30		Nine months ended September 30
($ millions)	2012	2011	2012	2011

Oil Sands	71	(70)	91	(21)
Exploration and Production	11	(16)	14	3
Refining and Marketing	37	(49)	46	(14)
Corporate, Energy Trading and Eliminations	48	(51)	99	(11)

Total share-based compensation expense (recovery)	167	(186)	250	(43)

Cash Flow from Operations

Consolidated cash flow from operations was $2.740 billion for the third quarter of 2012, compared to $2.721 billion for the third quarter of 2011. The increase was due primarily to higher refining margins and higher production volumes for the Oil Sands segment, partially offset by lower average price realizations and lower production volumes for the Exploration and Production segment.

Consolidated cash flow from operations was $7.510 billion for the first nine months of 2012, compared to $7.096 billion for the first nine months of 2011. The increase was due primarily to higher refining margins, higher average price realizations for production from the Exploration and Production segment, and higher production volumes for the Oil Sands segment, partially offset by lower production volumes for the Exploration and Production segment, and lower average price realizations for the Oil Sands segment.

Suncor Energy Inc.
                                                                                                                                       2012 Third Quarter    015

Business Environment

Commodity prices, refining crack spreads and foreign exchange rates are some of the most significant factors that affect the results of Suncor's operations.

		Average for three months ended September 30		Average for nine months ended September 30
		2012	2011	2012	2011

WTI crude oil at Cushing	US$/bbl	92.20	89.75	96.20	95.45
Dated Brent crude oil at Sullom Voe	US$/bbl	109.50	113.40	112.25	111.90
Dated Brent/Maya crude oil FOB price differential	US$/bbl	11.90	14.80	10.40	14.85
Canadian 0.3% par crude oil at Edmonton	Cdn$/bbl	84.70	92.50	87.30	94.90
Light/heavy crude oil differential for WTI at Cushing less WCS at Hardisty	US$/bbl	21.75	17.65	22.05	19.40
Condensate at Edmonton	US$/bbl	96.00	101.65	101.80	104.15
Natural gas (Alberta spot) at AECO	Cdn$/mcf	2.20	3.70	2.20	3.75
New York Harbor 3-2-1 crack (1)	US$/bbl	37.80	36.45	31.85	28.35
Chicago 3-2-1 crack (1)	US$/bbl	35.15	33.30	27.30	26.50
Portland 3-2-1 crack (1)	US$/bbl	38.15	36.50	34.60	29.10
Gulf Coast 3-2-1 crack (1)	US$/bbl	33.95	33.10	29.55	26.30
Exchange rate	US$/Cdn$	1.00	1.02	1.00	1.00
Exchange rate (end of period)	US$/Cdn$	1.02	0.95	1.02	0.95

(1)
3-2-1 crack spreads are indicators of the refining margin generated by converting three barrels of WTI into two barrels of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

Suncor's sweet SCO price realizations are influenced primarily by changes in the price for WTI at Cushing, and are also influenced by the supply and demand of sweet SCO from Western Canada. The average WTI price for the third quarter of 2012 increased slightly to US$92.20/bbl, compared to US$89.75/bbl for the third quarter of 2011.

Suncor produces a specific grade of sour SCO, the price realizations for which are influenced by changes to various crude benchmarks, including, but not limited to, Canadian par crude at Edmonton and WCS at Hardisty, but which can also be affected by circumstances underlying spot sales required to manage inventory levels. Prices for Canadian par crude at Edmonton for the third quarter of 2012 averaged $84.70/bbl, compared to $92.50/bbl for the third quarter of 2011. Average prices for WCS also decreased compared with the third quarter of 2011.

Bitumen production that Suncor does not upgrade is blended with diluent to facilitate delivery on pipeline systems to customers. Net bitumen price realizations are, therefore, influenced by both prices for Canadian heavy crude oil (WCS at Hardisty is a common reference) and prices for diluent (Condensate at Edmonton). Diluent is sourced primarily from the company's own upgrading and refining facilities; however, purchases of diluent from third parties may be required when the company experiences operational outages. Bitumen price realizations can also be affected by bitumen quality and spot sales to manage inventory levels. In the third quarter of 2012, average price realizations for bitumen sales were slightly higher than those realized in the third quarter of 2011.

The average price realizations for Suncor's crude sales basket relative to common benchmark crudes is also influenced by the company's sales product mix, the demands of our refinery customers and distribution constraints on pipeline systems. In the third quarter of 2012, the light/heavy differential for Canadian-based crudes (WTI less WCS) increased by US$4.10/bbl compared with the third quarter of 2011, and sweet SCO sold at a slight discount to WTI, whereas it sold at a large premium to WTI in the third quarter of 2011. As a result of these differentials and an increase in the proportion of non-upgraded bitumen volumes in the company's sales mix, the overall average price realization for Suncor's Oil Sands production (excluding Syncrude) was WTI less $10.92/bbl for the third quarter of 2012, compared with WTI less $2.87/bbl

             Suncor Energy Inc.
 016    2012 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com for the third quarter of 2011. Suncor's integration with inland refineries in the Refining and Marketing segment is recovering much of the impact from widening crude price differentials through lower feedstock costs.

Suncor's price realizations for production from East Coast Canada and International assets are influenced primarily by the price for Brent crude. The average price for Brent crude for the third quarter of 2012 was US$109.50/bbl, compared to US$113.40/bbl for the third quarter of 2011. The average premium for Brent crude compared to WTI was lower, averaging US$17.30/bbl for the third quarter of 2012, compared to $23.65/bbl for the third quarter of 2011.

Suncor's price realizations for North America Onshore natural gas production are primarily referenced to Alberta spot at AECO. The average AECO benchmark decreased to $2.20/mcf for the third quarter of 2012, from $3.70/mcf for the third quarter of 2011, but increased from $1.85/mcf in the second quarter of 2012.

Suncor's refining margins are influenced primarily by 3-2-1 crack spreads, which are industry indicators approximating the gross margin on a barrel of crude oil that is refined to produce gasoline and distillates, and by light/heavy and light/sour crude differentials, which indicate when more complex refineries can earn greater margins by processing less expensive, heavier crudes. Crack spreads do not necessarily reflect the margins of a specific refinery because these benchmarks are calculated based on WTI. Specific refinery margins are further impacted by actual crude purchase costs, refinery configuration and markets for refined products unique to that refinery's supply orbit. Crack spreads for the third quarter of 2012 were higher than those from the third quarter of 2011 in the major markets into which Suncor sells refined products. Prices for refined products reflected the higher priced Brent crude feedstock of coastal North American markets, which continued to positively benefit Suncor's inland refineries (Sarnia, Edmonton and Commerce City).

The majority of Suncor's revenues from the sale of oil and natural gas commodities are based on prices that are determined by, or referenced to, U.S. dollar benchmark prices. The majority of Suncor's expenditures are realized in Canadian dollars. An increase in the value of the Canadian dollar relative to the U.S. dollar will decrease revenue received from the sale of commodities. A decrease in the value of the Canadian dollar relative to the U.S. dollar will increase the revenues received from the sale of commodities.

Many of Suncor's assets and liabilities, notably most of the company's long-term debt, are denominated in U.S. dollars and translated to Suncor's reporting currency (Canadian dollars) at each balance sheet date. An increase in the value of the Canadian dollar relative to the U.S. dollar from the previous balance sheet date decreases the Canadian dollars required to settle U.S. dollar denominated obligations.

Suncor Energy Inc.
                                                                                                                                       2012 Third Quarter    017

5. SEGMENT RESULTS AND ANALYSIS

OIL SANDS

Financial Highlights

	Three months ended September 30		Nine months ended September 30
($ millions)	2012	2011	2012	2011

Gross revenues	3 052	3 056	8 777	8 670
Less: Royalties	(262)	(237)	(619)	(521)

Operating revenues, net of royalties	2 790	2 819	8 158	8 149

Net earnings	535	837	1 498	1 813

Operating earnings (1)
Oil Sands	476	747	1 414	1 638
Oil Sands Ventures	59	90	154	264

	535	837	1 568	1 902

Cash flow from operations (1)	1 256	1 285	3 317	3 155

(1)
Non-GAAP financial measures. Operating earnings are reconciled to net earnings below. See the Non-GAAP Financial Measures Advisory section of this MD&A.

Oil Sands segment net and operating earnings were $535 million for the third quarter of 2012, compared with net and operating earnings of $837 million for the third quarter of 2011.

Oil Sands operations contributed $476 million to operating earnings in the third quarter of 2012, while Oil Sands Ventures contributed $59 million. The decrease in operating earnings for Oil Sands operations compared with the third quarter of 2011 was due primarily to lower average price realizations, higher share-based compensation expense and higher DD&A, partially offset by higher production volumes. The decrease in operating earnings for Oil Sands Ventures primarily reflected lower average price realizations for Syncrude sales.

Cash flow from operations for the Oil Sands segment for the third quarter of 2012 was $1.256 billion, compared to $1.285 billion for the third quarter of 2011, and decreased mainly due to lower average price realizations, partially offset by higher production volumes.

Operating Earnings

Operating Earnings Reconciliation

	Three months ended September 30		Nine months ended September 30
($ millions)	2012	2011	2012	2011

Net earnings as reported	535	837	1 498	1 813
Impact of income tax rate adjustments on deferred income taxes	—	—	70	—
Loss on significant disposals	—	—	—	89

Operating earnings (1)	535	837	1 568	1 902

(1)
Non-GAAP financial measure. See the Non-GAAP Financial Measures Advisory section of this MD&A.

             Suncor Energy Inc.
 018    2012 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

(1)
Factors represent after-tax variances and include the impacts of operating earnings adjustments. These factors are analyzed in the narrative following this bridge analysis. This bridge analysis is provided because management uses this presentation to analyze performance.

(2)
Includes price realizations before royalties, other operating revenues, and the net impacts of sales and purchases of third-party crude.

(3)
The Inventory variance factor reflects the opportunity cost of building production volumes in inventory or the additional margin earned by drawing down inventory produced in previous periods. The calculation of the Inventory variance factor in this bridge analysis permits the company to present the volume variance factor based on production volumes, rather than based on sales volumes.

(4)
The Operating Expense factor includes transportation expense, project start-up costs, and operating, selling and general expense (adjusted for impacts of changes in inventory).

(5)
This factor also includes changes in gains and losses on disposal of assets that are not operating earnings adjustments, impacts of changes in effective income tax rates, and other income tax adjustments.

Production Volumes (1)

	Three months ended September 30		Nine months ended September 30
(mbbls/d)	2012	2011	2012	2011

Upgraded product (sweet SCO, sour SCO and diesel)	298.3	301.8	275.2	269.5
Non-upgraded bitumen	43.0	24.8	43.6	27.9

Oil Sands	341.3	326.6	318.8	297.4
Oil Sands Ventures – Syncrude	37.6	35.9	33.9	36.1

Total	378.9	362.5	352.7	333.5

(1)
Bitumen production from Oil Sands Base operations is upgraded, while bitumen production from In Situ operations is upgraded or sold directly to customers. Yields of SCO and diesel from Suncor's upgrading processes are approximately 79% of bitumen feedstock input. See also the Bitumen Production table presented below.

Production volumes for Oil Sands operations averaged a record 341,300 bbls/d for the third quarter of 2012, reflecting the ongoing ramp up of production from the Firebag complex and strong reliability at mining and extraction facilities. In the third quarter of 2011, production volumes for Oil Sands operations averaged 326,600 bbls/d.

During the third quarter of 2012, the company completed most of its planned maintenance program, which included maintenance activities for one coker unit at Upgrader 2, mining and extraction assets, and central processing facilities at MacKay River. Planned maintenance on the Upgrader 2 hydrogen plant was completed by the end of October.

Suncor Energy Inc.
                                                                                                                                       2012 Third Quarter    019

Production of upgraded product averaged 298,300 bbls/d in the third quarter of 2012, consistent with the third quarter of 2011. Bitumen supply increases from In Situ were offset by a decrease in bitumen supply from mining and extraction that was primarily required due to the planned maintenance at Upgrader 2. Non-upgraded bitumen production averaged 43,000 bbls/d in the third quarter of 2012, compared to 24,800 bbls/d in the third quarter of 2011, and increased primarily due to higher production from Firebag.

Suncor's share of Syncrude production and sales increased to 37,600 bbls/d in the third quarter of 2012 from 35,900 bbls/d in the third quarter of 2011. A coker unit was restarted early in the third quarter of 2012 after the completion of planned maintenance. Mining operations were also impacted in the third quarter of 2012 by excessive rainfall that caused lower than expected bitumen production. During the third quarter of 2011, production from Syncrude was lower due primarily to planned maintenance on a different coker unit.

Bitumen Production

	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011

Oil Sands Base
Bitumen production (mbbls/d)	287.6	318.5	265.1	283.1
Bitumen ore mined (thousands of tonnes per day)	443.7	485.5	414.6	427.9
Bitumen ore grade quality (bbl/tonne)	0.65	0.66	0.64	0.66

In Situ
Bitumen production – Firebag (mbbls/d)	113.0	54.8	97.5	55.5
Bitumen production – MacKay River (mbbls/d)	17.0	29.0	26.6	30.2

Total In Situ bitumen production	130.0	83.8	124.1	85.7

Steam-to-oil ratio – Firebag	3.2	3.6	3.4	3.5
Steam-to-oil ratio – MacKay River	2.2	2.3	2.3	2.2

Oil Sands Base bitumen production from mining and extraction activities averaged 287,600 bbls/d in the third quarter of 2012, compared to 318,500 bbls/d in the third quarter of 2011. Mining output was reduced in the third quarter of 2012 to coincide with planned maintenance. The company is coming out of an area of lower bitumen ore grade quality at the Millennium mine face. In the fourth quarter of 2012, the company anticipates that bitumen ore grade quality will continue to improve relative to the first six months of 2012.

In Situ bitumen production volumes averaged 130,000 bbls/d, increasing from 127,800 bbls/d in the second quarter of 2012 and from 83,800 bbls/d in the third quarter of 2011.

•
Average production from Firebag increased to 113,000 bbls/d from 95,800 bbls/d in the second quarter of 2012 and 54,800 bbls/d in the third quarter of 2011. Stage 3 central processing facilities reached design rates during the quarter. First oil at Stage 3 central processing facilities was brought on-stream in August of last year. With the application of infill well technology, the pace of the ramp up of production for Stage 3 has exceeded previous expectations.

•
Production from MacKay River averaged 17,000 bbls/d in the third quarter of 2012, and decreased from the third quarter of 2011 due to planned maintenance at central processing facilities and the third-party cogeneration unit, which were staged to coincide with planned maintenance at Oil Sands Base.

             Suncor Energy Inc.
 020    2012 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Sales Volumes and Mix

	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011

Oil Sands sales volumes (mbbls/d)
Sweet – sweet SCO and diesel	133.1	111.1	127.1	97.5
Sour – sour SCO and non-upgraded bitumen	212.3	218.6	196.9	202.1

	345.4	329.7	324.0	299.6

Oil Sands sweet/sour sales mix (%)	39/61	34/66	39/61	33/67

Sales volumes for Oil Sands operations increased to 345,400 bbls/d in the third quarter of 2012 from 329,700 bbls/d in the third quarter of 2011, due mainly to higher non-upgraded bitumen sales that reflected higher production from Firebag. The start up of operations for the MNU enabled Suncor to maintain a more profitable SCO sales mix during planned maintenance at Upgrader 2 during the third quarter of 2012. The increase in sales of sweet SCO and diesel and the decrease in sales of sour SCO relative to the third quarter of 2011, were due primarily to unplanned maintenance on secondary upgrading units at Upgrader 1 during the third quarter of 2011.

Price Realizations

Net of transportation costs, but before royalties	Three months ended September 30		Nine months ended September 30
($/bbl)	2012	2011	2012	2011

Oil Sands
Sweet SCO and diesel	94.29	102.52	97.81	100.61
Sour SCO and non-upgraded bitumen	72.33	76.23	74.40	78.47
Crude sales basket (all products)	80.79	85.09	83.58	85.67
Crude sales basket, relative to WTI	(10.92)	(2.87)	(12.81)	(7.68)

Oil Sands Ventures
Syncrude – sweet SCO	90.24	98.35	93.32	100.80
Syncrude, relative to WTI	(1.47)	10.39	(3.07)	7.45

Average price realizations for sales from Oil Sands operations decreased to $80.79/bbl in the third quarter of 2012 from $85.09/bbl in the third quarter of 2011, due primarily to unfavourable differentials for SCO and a higher proportion of non-upgraded bitumen sales, partially offset by prices for WTI that were slightly higher than the third quarter of 2011. During the third quarter of 2012, sweet SCO sold at a small discount relative to WTI whereas, in the third quarter of 2011, sweet SCO sold at a large premium relative to WTI. The average price realization for Oil Sands operations relative to WTI was WTI less $10.92/bbl, compared with WTI less $2.87/bbl in the third quarter of 2011. This decrease is due mainly to the lower premium for sweet SCO and a higher proportion of non-upgraded bitumen sales volumes.

Royalties

Royalties for the Oil Sands segment were higher in the third quarter of 2012 than in the third quarter of 2011. The increase was mainly due to higher royalty-eligible capital amounts (primarily the TROTM infrastructure project) in the prior year period and the overall increase in production volumes compared with the prior year period, partially offset by lower crude benchmark prices for WCS that influence the company's regulated bitumen valuation methodology used to determine royalties for mining properties.

Suncor Energy Inc.
                                                                                                                                       2012 Third Quarter    021

Expenses and Other Factors

Operating expenses for the third quarter of 2012 were higher than operating expenses for the third quarter of 2011. Factors contributing to the increase in operating expenses included:

•
Non-production costs were higher mainly due to share-based compensation expense, which was significantly higher in the third quarter of 2012.

•
Pre-tax safe mode costs related to the deferral and subsequent remobilization of certain growth projects after the economic downturn in late 2008 and early 2009 were $26 million in the third quarter of 2012, compared to $19 million in the third quarter of 2011. Safe mode costs largely consisted of the costs to assess and remediate Voyageur upgrader assets coming out of safe mode and the costs of remobilizing equipment and personnel.

These negative factors were partially offset by the following:

•
Project start-up costs were lower in the third quarter of 2012 than in the third quarter of 2011, due primarily to start-up activity for Firebag Stage 3, which was substantially completed by the first quarter of 2012.

•
Total cash operating costs for Oil Sands operations decreased to $1.045 billion in the third quarter of 2012 from $1.079 billion in the third quarter of 2011. Cash operating costs were lower due mainly to higher unplanned maintenance expenses on secondary upgrading units in the third quarter of 2011, lower natural gas prices in the third quarter of 2012, and efficiencies associated with the North Steepbank area, where mining operations commenced late in 2011. These factors were partially offset by larger operations associated with Firebag Stage 3.

•
Operating expenses at Syncrude were lower in the third quarter of 2012 than in the third quarter of 2011, due primarily to lower maintenance and energy costs.

DD&A expense for the third quarter of 2012 was higher than for the same period of 2011, due mainly to a larger asset base that is the result of recently commissioned assets pertaining to Firebag Stage 3, the TROTM infrastructure project, the MNU and the North Steepbank extension.

Cash Operating Costs Reconciliation (1)(2)

	Three months ended September 30		Nine months ended September 30
($ millions)	2012	2011	2012	2011

Operating, selling and general expense	1 372	1 178	4 063	3 751
Syncrude operating, selling and general expense	(124)	(135)	(376)	(393)
Non-production costs (3)	(152)	28	(285)	(149)
Other (4)	(51)	8	(205)	(26)

Cash operating costs	1 045	1 079	3 197	3 183
Cash operating costs ($/bbl)	33.35	35.75	36.70	39.10

(1)
Cash operating costs and cash operating costs per barrel are non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
Effective with the first quarter of 2012, the calculation of cash operating costs has been revised to better reflect the ongoing cash costs of production, and prior period figures have been redetermined. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(3)
Significant non-production costs include, but are not limited to, share-based compensation adjustments, costs related to the remobilization or deferral of growth projects, research, the expense recorded as part of a non-monetary arrangement involving a third-party processor and feedstock costs for natural gas used to create hydrogen for secondary upgrading processes.

(4)
Other includes the impacts of changes in inventory valuation and operating revenues associated with excess power from cogeneration units.

Cash operating costs for Oil Sands operations averaged $33.35/bbl in the third quarter of 2012, compared to $35.75/bbl in the third quarter of 2011. Cash operating costs per barrel were lower due to lower cash operating costs (as described above), higher production volumes and an increase in power revenue from cogeneration units.

             Suncor Energy Inc.
 022    2012 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Results for the First Nine Months of 2012

Oil Sands segment net earnings for the first nine months of 2012 were $1.498 billion, compared to $1.813 billion for the first nine months of 2011. Net earnings for the first nine months of 2012 included a $70 million deferred tax adjustment related to an income tax rate change. Net earnings for the first nine months of 2011 included an after-tax loss of $89 million on the sale of partial interests in the Voyageur upgrader and Fort Hills mining projects.

Oil Sands segment operating earnings for the first nine months of 2012 were $1.568 billion, compared to $1.902 billion for the first nine months of 2011, and were lower due primarily to higher DD&A, higher share-based compensation expense and lower average price realizations, partially offset by higher production volumes from Oil Sands operations.

Cash flow from operations for the first nine months of 2012 was $3.317 billion, compared to $3.155 billion for the first nine months of 2011. The increase in cash flow from operations was mainly due to higher production volumes from Oil Sands operations, partially offset by lower average price realizations.

Planned Maintenance Events

The company deferred maintenance on the vacuum tower at Upgrader 2 to 2013 that was originally scheduled to occur during this year's maintenance program.

EXPLORATION AND PRODUCTION

Financial Highlights

	Three months ended September 30		Nine months ended September 30
($ millions)	2012	2011	2012	2011

Gross revenues	1 144	1 542	4 911	4 880
Less: Royalties	(297)	(303)	(1 167)	(1 032)

Operating revenues, net of royalties	847	1 239	3 744	3 848

Net earnings	88	420	(10)	22

Operating earnings (loss) (1)
East Coast Canada	12	224	339	522
International	107	163	488	488
North America Onshore	(31)	2	(120)	(24)

	88	389	707	986

Cash flow from operations (1)	365	801	1 698	2 066

(1)
Non-GAAP financial measures. Operating earnings are reconciled to net earnings below. See also the Non-GAAP Financial Measures Advisory section of this MD&A.

Exploration and Production net and operating earnings were $88 million for the third quarter of 2012, compared with net earnings of $420 million and operating earnings of $389 million for the third quarter of 2011. Net earnings in the third quarter of 2011 included after-tax gains on the disposal of non-core assets of $31 million.

For the third quarter of 2012, operating earnings for East Coast Canada were $12 million, compared to $224 million in the same period in 2011, and were lower due primarily to planned maintenance at each of the assets that decreased production volumes. Operating earnings for International were $107 million, compared to $163 million in the same period in 2011, and were lower primarily due to the suspension of operations in Syria and higher exploration well write-offs, partially offset by the resumption of operations in Libya. The operating loss for North America Onshore was $31 million, compared with operating earnings of $2 million in the same period in 2011. This operating loss was due primarily to lower average price realizations and lower production volumes.

Cash flow from operations for Exploration and Production was $365 million for the third quarter of 2012, compared to $801 million for the third quarter of 2011, and decreased primarily due to lower overall production volumes.

Suncor Energy Inc.
                                                                                                                                       2012 Third Quarter    023

Operating Earnings

Operating Earnings Reconciliation

	Three months ended September 30		Nine months ended September 30
($ millions)	2012	2011	2012	2011

Net earnings (loss) as reported	88	420	(10)	22
Impairments and write-offs	—	—	694	514
Impact of income tax rate adjustments on deferred income taxes	—	—	23	442
(Gain) loss on significant disposals	—	(31)	—	8

Operating earnings (1)	88	389	707	986

(1)
Non-GAAP financial measure. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(1)
Factors represent after-tax variances and include the impacts of operating earnings adjustments. These factors are analyzed in the narrative following this bridge analysis. This bridge analysis is provided because management uses this presentation to analyze performance.

(2)
Includes price realizations before royalties, other operating revenues, and the net impacts of sales and purchases of third-party crude.

(3)
The Inventory variance factor reflects the opportunity cost of building production volumes in inventory or the additional margin earned by drawing down inventory produced in previous periods. The calculation of the Inventory variance factor in this bridge analysis permits the company to present the volume variance factor based on production volumes, rather than based on sales volumes.

(4)
The Operating Expense factor includes transportation expense, project start-up costs, and operating, selling and general expense (adjusted for impacts of changes in inventory).

(5)
This factor also includes operational foreign exchange gains and losses, changes in gains and losses on disposal of assets that are not operating earnings adjustments, impacts of changes in effective income tax rates, and other income tax adjustments.

Production Volumes

	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011

Production (mboe/d)	156.4	183.5	193.8	202.4
East Coast Canada (mbbls/d)	22.7	69.1	45.8	66.4
International (mboe/d)	81.7	51.9	92.8	70.0
North America Onshore (mmcfe/d)	312	375	331	396

Production mix (liquids/gas) (%)	70/30	61/39	74/26	63/37
East Coast Canada	100/0	100/0	100/0	100/0
International	99/1	73/27	99/1	80/20
North America Onshore	11/89	8/92	10/90	8/92

             Suncor Energy Inc.
 024    2012 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

For East Coast Canada, production averaged 22,700 bbls/d in the third quarter of 2012, decreasing from 69,100 bbls/d in the third quarter of 2011.

•
There was no production from Terra Nova in the third quarter of 2012, as the FPSO underwent a dockside maintenance program to replace the FPSO water-injection swivel and complete other routine planned maintenance initiatives. The Terra Nova FPSO returned to the field in October and production is expected to start up in late November following the completion of subsea work. Production in the third quarter of 2011 averaged 19,400 bbls/d.

•
Production from White Rose averaged 7,000 bbls/d. Subsequent to the completion of the planned off-station maintenance program, the White Rose FPSO returned to the field in July and restarted production in August. Production in the third quarter of 2011 averaged 17,700 bbls/d.

•
Production from Hibernia averaged 15,700 bbls/d and decreased from 32,000 bbls/d in the third quarter of 2011, due to the completion of planned maintenance in the third quarter of 2012.

For International, production averaged 81,700 boe/d in the third quarter of 2012, compared to 51,900 boe/d in the third quarter of 2011.

•
Production from Libya averaged 39,800 bbls/d. Production has resumed from all fields subsequent to the shut in of production beginning in March 2011 due to political unrest. There was no production from Libya in the third quarter of 2011.

•
Production from Buzzard averaged 41,900 boe/d. Planned maintenance at Buzzard commenced in early September. All major planned maintenance was completed in October, and the operator is working to restart production. Prior to the maintenance, Buzzard production continued to reflect improved reliability. Production in the third quarter of 2011 averaged 33,100 boe/d, and was impacted by production constraints due to downtime on a third-party pipeline and fluctuating production rates during the ramp-up period following unplanned maintenance.

•
In December 2011, the company declared force majeure under its contractual obligations in Syria due to political unrest and international sanctions affecting that country. As a result, the company recorded no production from Syria for the first nine months of 2012. In the third quarter of 2011, production from Syrian assets averaged 18,800 boe/d.

For North America Onshore, production averaged 312 mmcfe/d in the third quarter of 2012, compared to 375 mmcfe/d in the third quarter of 2011.

•
The third quarter of 2011 included incremental production of approximately 26 mmcfe/d – from fields in southwest Alberta and northeast B.C. – that was shut in over the first half of 2012 in response to low natural gas prices and the closure of a third-party gas processing facility.

•
During 2011, the company divested non-core assets that contributed incremental production of approximately 3 mmcfe/d to the third quarter of 2011.

•
Production from remaining properties decreased primarily due to natural declines in reservoir performance.

Price Realizations

	Three months ended September 30		Nine months ended September 30
Net of transportation costs, but before royalties	2012	2011	2012	2011

Exploration and Production	77.33	80.50	84.15	78.86
East Coast Canada ($/bbl)	108.49	111.30	113.50	109.23
International ($/boe)	105.65	105.20	108.78	99.13
North America Onshore ($/mcfe)	3.46	4.56	3.44	4.66

Suncor Energy Inc.
                                                                                                                                       2012 Third Quarter    025

In the third quarter of 2012, price realizations for crude oil from East Coast Canada were slightly lower than the third quarter of 2011, consistent with decreases in benchmark prices for Brent crude. For International, average price realizations were consistent with the prior year quarter as price decreases for Buzzard, which were due mainly to lower benchmark prices for Brent crude, were offset by the mix impact of adding higher priced crude oil production from Libya and removing lower priced natural gas production from Syria. Price realizations for North America Onshore were lower, mainly due to lower benchmark prices for natural gas.

Royalties

Royalties for Exploration and Production were higher in the third quarter of 2012, compared with the same period in 2011, due primarily to higher production from Libya, partially offset by lower production from East Coast Canada and North America Onshore, and the suspension of operations in Syria.

Inventory

In the third quarter of 2011, the company sold inventory that accumulated in the previous quarter due mainly to the timing of arrival of shuttle tankers in early July 2011. By contrast, over the third quarter of 2012, there was little change in crude oil inventory because of the Terra Nova and White Rose planned maintenance programs that commenced in the second quarter of 2012.

Expenses and Other Factors

Operating expenses were higher in the third quarter of 2012 than in the third quarter of 2011, primarily due to expenses associated with the planned maintenance programs for East Coast Canada and Buzzard, partially offset by the suspension of operations in Syria.

DD&A and exploration expenses were lower in the third quarter of 2012 than in the third quarter of 2011, due mainly to lower production volumes associated with planned maintenance programs for East Coast Canada, partially offset by higher exploration write-offs. During the third quarter of 2012, the company wrote off $63 million of capital and exploration expenditures ($13 million after tax), primarily associated with the exploration well for the Cooper prospect.

Financing expense and other income was unfavourable, primarily due to foreign exchange losses resulting from the impact of the weakening U.S. dollar on the revaluation of U.S. dollar cash balances to euros and pounds sterling. The U.S. dollar strengthened against these currencies in the third quarter of 2011.

Update on Libya

Suncor is currently working to restart exploration drilling in Libya in the first quarter of 2013. In July 2012, Suncor remitted to the Libya National Oil Corporation (NOC) a US$200 million payment for a prior commitment relating to the six EPSAs entered into by Petro-Canada in 2008. Suncor remains engaged with the NOC and with its joint venture partner as production continues to be stabilized subsequent to the restart of operations late in 2011. The company continues to monitor the situation in Libya, including the potential impact on the company's ongoing assessment of asset impairment.

Impairment and Write-Off of Syrian Assets

As a result of the political unrest that began in Syria in the latter half of 2011 and ensuing international sanctions, Suncor declared force majeure under its contractual obligations and suspended operations in the country in December 2011. Since this time, the company's prospects for resuming operations in Syria have not improved. Suncor estimated the net recoverable value of its assets in Syria based on a revised assessment of expected future net cash flows over a range of

             Suncor Energy Inc.
 026    2012 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com possible outcomes. Based on this assessment, the company recorded impairment charges in the second quarter of 2012 of $604 million against property, plant and equipment, and a write-off of $23 million for other current assets. These impairments and write-offs were recorded as part of depreciation, depletion, amortization and impairment expense.

In addition, the company recorded a write-off of $67 million for accounts receivable in the second quarter of 2012. Prior to the introduction of sanctions, Suncor stopped receiving payment for production and recorded a provision for approximately half of its receivables balance in the fourth quarter of 2011. The write-off in the second quarter of 2012 included a provision for the remainder of these receivables. These write-offs were recorded as part of operating, selling and general expense in the quarters in which they occurred.

All impairments and write-offs pertaining to assets in Syria are net of income taxes of $nil. After these impairments and write-offs, the carrying value of Suncor's net assets in Syria as at September 30, 2012 was approximately $250 million. Suncor's operations in Syria represented approximately 3% of the company's consolidated net earnings and 3% of the company's cash flow from operations in 2011.

As part of its normal course of operations, Suncor carries risk mitigation instruments for which up to $300 million can apply to its assets in Syria.

Results for the First Nine Months of 2012

The net loss for Exploration and Production for the first nine months of 2012 was $10 million, compared to net earnings of $22 million for the first nine months of 2011. Net earnings for the first nine months of 2012 included impairment and write-offs of $694 million for assets in Syria, and a deferred income tax adjustment of $23 million related to an income tax rate change. Net earnings for the first nine months of 2011 included impairments of $514 million for assets in Libya and a deferred income tax adjustment of $442 million pertaining to an increase in the U.K. supplementary charge on oil and gas profits in the North Sea.

Operating earnings for Exploration and Production for the first nine months of 2012 were $707 million, compared to $986 million for the first nine months of 2011. Operating earnings were lower primarily due to lower production volumes from East Coast Canada that reflected planned maintenance, the suspension of operations in Syria, and costs associated with a drilling rig fire in B.C. These factors were partially offset by higher production volumes from Libya and Buzzard.

In March 2012, while drilling a natural gas well in B.C., a fire occurred on the drilling rig. The fire was brought under control in early April, and the well was capped late in the second quarter. For the first nine months of 2012, operating expenses associated with the containment and monitoring of this well totalled approximately $45 million before tax. The company is in the process of preparing an insurance claim to mitigate losses from this incident.

Cash flow from operations for Exploration and Production was $1.698 billion for the first nine months of 2012, compared to $2.066 billion for the first nine months of 2011. The decrease was primarily due to the same factors affecting operating earnings, and the impact of the write-off of receivables in Syria in the second quarter of 2012.

Suncor Energy Inc.
                                                                                                                                       2012 Third Quarter    027

REFINING AND MARKETING

Financial Highlights

	Three months ended September 30		Nine months ended September 30
($ millions)	2012	2011	2012	2011

Operating revenues	6 779	7 140	19 766	19 349

Net earnings	708	479	1 681	1 419

Operating earnings (1)(2)
Refining and Product Supply	653	382	1 485	1 176
Marketing	55	97	211	243

	708	479	1 696	1 419

Cash flow from operations (1)	1 060	611	2 509	2 040

(1)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
The company has reclassified the prior year operating earnings split between Refining and Product Supply and Marketing to conform to the current year presentation. Total operating earnings are unchanged.

Refining and Marketing net and operating earnings were $708 million for the third quarter of 2012, compared with net and operating earnings of $479 million for the third quarter of 2011. Quarterly operating earnings for Refining and Marketing were the highest in the company's history, and reinforce the value of an integrated business model to Suncor's consolidated results.

Refining and Product Supply activities contributed $653 million to operating earnings in the third quarter of 2012, which was higher than the same period in the prior year, due mainly to lower costs for synthetic crude feedstock and the impact of an increasing crude price environment during the third quarter of 2012, partially offset by higher share-based compensation expense. Marketing activities contributed $55 million to operating earnings in the third quarter of 2012, which was lower than the same period in the prior year, due mainly to higher share-based compensation expense and lower margins.

Refining and Marketing cash flow from operations was $1.060 billion for the third quarter of 2012, compared to $611 million for the third quarter of 2011, and increased primarily due to higher refining margins.

Operating Earnings

Operating Earnings Reconciliation

	Three months ended September 30		Nine months ended September 30
($ millions)	2012	2011	2012	2011

Net earnings as reported	708	479	1 681	1 419
Impact of income tax rate adjustments on deferred income taxes	—	—	15	—

Operating earnings (1)	708	479	1 696	1 419

(1)
Non-GAAP financial measure. See the Non-GAAP Financial Measures Advisory section of this MD&A.

             Suncor Energy Inc.
 028    2012 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

(1)
Factors represent after-tax variances and include the impacts of operating earnings adjustments. These factors are analyzed in the narrative following this bridge analysis. This bridge analysis is provided because management uses this presentation to analyze performance.

(2)
The Operating Expense factor includes transportation expense and operating, selling and general expense.

(3)
This factor also includes changes in gains and losses on disposal of assets that are not operating earnings adjustments, impacts of changes in effective income tax rates, and other income tax adjustments.

Volumes

	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011

Refined product sales (thousands of m3/d)
Gasoline	41.5	41.1	40.3	39.6
Distillate	30.7	31.4	30.0	30.5
Other	15.3	14.2	14.7	13.5

	87.5	86.7	85.0	83.6

Crude oil processed (thousands of m3/d)
Eastern North America	32.6	32.3	31.2	32.4
Western North America	37.6	36.2	37.1	32.8

Refinery utilization (1)(2) (%)
Eastern North America	92	94	88	95
Western North America	101	100	100	91

(1)
Effective January 1, 2012, the company upwardly revised the nameplate capacity of the Montreal refinery from 130,000 bbls/d to 137,000 bbls/d and the nameplate capacity of the Commerce City refinery from 93,000 bbls/d to 98,000 bbls/d. Prior year utilization rates have not been recalculated and reflect the lower nameplate capacities.

(2)
Refinery utilization is the amount of crude oil and natural gas plant liquids run through crude distillation units, expressed as a percentage of the capacity of these units.

Refined product sales averaged 87,500 m3/d in the third quarter of 2012, compared to 86,700 m3/d in the third quarter of 2011. Demand for gasoline in Western North America improved compared with the third quarter of 2011, but declined in Eastern North America, while demand for distillate in both Eastern and Western North America was slightly lower than the third quarter of 2011.

Suncor Energy Inc.
                                                                                                                                       2012 Third Quarter    029

Refinery crude throughput remained strong, averaging 97% for the third quarter of 2012, reflecting the company's focus on reliable and safe operations, and limited planned maintenance in the quarter. Crude oil processed by Eastern North America refineries averaged 32,600 m3/d in the third quarter of 2012, up slightly from 32,300 m3/d in the third quarter of 2011. Crude oil processed by Western North America refineries averaged 37,600 m3/d and increased from 36,200 m3/d in the third quarter of 2011.

Prices and Margins

For Refining and Product Supply, prices and margins for refined products were higher in the third quarter of 2012 than in the third quarter of 2011, reflecting lower feedstock costs, the inventory valuation impact of an increasing crude price environment and, to a lesser extent, higher crack spreads.

•
Crude feedstock costs were lower for Canadian-based crudes, including SCO. In the third quarter of 2012, sweet SCO sold at a discount relative to WTI, whereas it sold at a large premium relative to WTI – over $10/bbl – in the third quarter of 2011.

•
The impact on earnings pertaining to the increasing crude price and Canadian crude price discount environments increased after-tax earnings by approximately $78 million in the third quarter of 2012, whereas the impact on earnings pertaining to the decreasing crude price environment decreased after-tax earnings by approximately $83 million in the third quarter of 2011 – a total after-tax difference of $161 million between the quarters.

For Marketing, margins were lower for the third quarter of 2012 than the third quarter of 2011, due primarily to lower retail margins partially offset by higher wholesale margins.

Expenses and Other Factors

Operating expenses for the third quarter of 2012 were higher than the third quarter of 2011, mainly due to the increase in share-based compensation expense, partially offset by lower energy prices for natural gas.

Financing expense and other income for the third quarter of 2012 was unfavourable compared with the third quarter of 2011, due mainly to unrealized gains on risk management activities in the prior year quarter.

Results for the First Nine Months of 2012

For the first nine months of 2012, Refining and Marketing net earnings were $1.681 billion and operating earnings were $1.696 billion, compared with net and operating earnings of $1.419 billion for the first nine months of 2011. The increase in earnings was due primarily to lower crude feedstock costs for the company's inland refineries and higher crack spreads, partially offset by higher share-based compensation expense. The impact on earnings pertaining to the decreasing crude price environment decreased after-tax earnings by approximately $50 million for the first nine months of 2012, whereas the impact on earnings pertaining to the increasing crude price environment increased after-tax earnings by approximately $165 million for the first nine months of 2011 – a total after-tax difference of $215 million between the nine-month periods.

Cash flow from operations was $2.509 billion for the first nine months of 2012, compared to $2.040 billion for the first nine months of 2011, and increased primarily due to higher refining margins.

             Suncor Energy Inc.
 030    2012 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

CORPORATE, ENERGY TRADING AND ELIMINATIONS

Financial Highlights

	Three months ended September 30		Nine months ended September 30
($ millions)	2012	2011	2012	2011

Net earnings (loss)	224	(449)	176	(377)

Operating (loss) earnings (1)
Renewable Energy	8	16	42	54
Energy Trading	15	49	114	117
Corporate	(83)	2	(278)	(213)
Group Eliminations	32	17	41	(18)

	(28)	84	(81)	(60)

Cash flow from (used in) operations (1)	59	24	(14)	(165)

(1)
Non-GAAP financial measures. Operating earnings are reconciled to net earnings below. See also the Non-GAAP Financial Measures Advisory section of this MD&A.

Net earnings for Corporate, Energy Trading and Eliminations in the third quarter of 2012 were $224 million, compared with a net loss of $449 million in the third quarter of 2011. In the third quarter of 2012, the Canadian dollar strengthened in relation to the U.S. dollar, with the US$/Cdn$ exchange rate increasing from 0.98 to 1.02 and resulting in an after-tax unrealized foreign exchange gain on U.S. dollar denominated long-term debt of $252 million. In the third quarter of 2011, the Canadian dollar weakened in relation to the U.S. dollar as the exchange rate decreased from 1.04 to 0.95, resulting in an after-tax unrealized foreign exchange loss on U.S. dollar denominated long-term debt of $533 million.

Operating Earnings

The operating loss for Corporate, Energy Trading and Eliminations for the third quarter of 2012 was $28 million, compared to operating earnings of $84 million for the third quarter of 2011.

Operating Earnings Reconciliation

	Three months ended September 30		Nine months ended September 30
($ millions)	2012	2011	2012	2011

Net earnings (loss)	224	(449)	176	(377)
Unrealized foreign exchange (gain) loss on U.S. dollar denominated long-term debt	(252)	533	(237)	317
Impact of income tax rate adjustments on deferred income taxes	—	—	(20)	—

Operating (loss) earnings (1)	(28)	84	(81)	(60)

(1)
Non-GAAP financial measure. See the Non-GAAP Financial Measures Advisory section of this MD&A.

Renewable Energy

	Three months ended September 30		Nine months ended September 30
($ millions)	2012	2011	2012	2011

Power generation marketed (gigawatt hours)	76	37	319	141
Ethanol production (millions of litres)	99.5	97.8	302.7	272.5

Suncor Energy Inc.
                                                                                                                                       2012 Third Quarter    031

Renewable Energy operating earnings of $8 million for the third quarter of 2012 were lower than operating earnings of $16 million for the third quarter of 2011, primarily due to higher feedstock costs for ethanol production. Total power generation marketed increased to 76 gigawatt hours from 37 gigawatt hours, due mainly to the start of operations at the Wintering Hills wind farm in southern Alberta in the second half of 2011.

Energy Trading

Energy Trading operating earnings decreased to $15 million for the third quarter of 2012 from $49 million for the third quarter of 2011. This decrease was due mainly to lower average discounts for WTI compared to Brent crude for the third quarter of 2012, which impacted Canadian heavy crude trading strategies, whereby heavy crude oil is purchased in Alberta and delivered to markets with more favourable prices.

Corporate

The Corporate operating loss was $83 million for the third quarter of 2012, compared with operating earnings of $2 million for the third quarter of 2011. The increase in operating loss was due mainly to higher share-based compensation expense and higher DD&A relating to the start of depreciation on Suncor's systems integration initiative over the second half of 2011. The company capitalized 85% of its interest on debt in the third quarter of 2012 as part of the cost of major development assets and construction projects, compared to 98% in the third quarter of 2011. This percentage has decreased over recent quarters with the completion of Firebag Stage 3, the MNU and the TROTM infrastructure project.

Group Eliminations

Group Eliminations included the net recognition of $32 million of after-tax intersegment profit related to crude oil sales from Oil Sands and East Coast Canada to Refining and Product Supply, which was previously eliminated upon consolidation of Suncor's earnings. Consolidated profits are only realized when the company determines that the refined products produced from internal purchases of crude feedstock have been sold to third parties. During the third quarter of 2011, the company recognized $17 million of net after-tax intersegment profit that was previously eliminated.

Results for the First Nine Months of 2012

Net earnings for Corporate, Energy Trading and Eliminations for the first nine months of 2012 were $176 million, compared with a net loss of $377 million for the first nine months of 2011. Over the first nine months of 2012, the Canadian dollar strengthened in relation to the U.S. dollar, resulting in an after-tax unrealized foreign exchange gain of $237 million on U.S. dollar denominated long-term debt. Over the first nine months of 2011, the Canadian dollar weakened in relation to the U.S. dollar, resulting in an after-tax unrealized foreign exchange loss of $317 million on U.S. dollar denominated long-term debt.

The operating loss for Corporate, Energy Trading and Eliminations for the first nine months of 2012 was $81 million, compared with an operating loss of $60 million for the first nine months of 2011. The increase in operating loss was due mainly to higher share-based compensation expense and higher DD&A, partially offset by a larger recovery of intersegment profit in Group Eliminations and a higher percentage of capitalized interest on debt. The company capitalized 91% of its interest on debt over the first nine months of 2012 as part of the cost of major development assets and construction projects, compared to 83% over the first nine months of 2011.

             Suncor Energy Inc.
 032    2012 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

6. CAPITAL INVESTMENT UPDATE

Capital and Exploration Expenditures by Segment

	Three months ended September 30		Nine months ended September 30
($ millions)	2012	2011	2012	2011

Oil Sands	1 113	1 129	3 383	3 830
Exploration and Production	387	189	908	611
Refining and Marketing	147	120	394	412
Corporate, Energy Trading and Eliminations	23	81	69	183

Total capital and exploration expenditures	1 670	1 519	4 754	5 036
Less: capitalized interest on debt	(138)	(150)	(444)	(402)

	1 532	1 369	4 310	4 634

Capital and Exploration Expenditures by Type (1)(2)(3)

	Three months ended September 30, 2012			Nine months ended September 30, 2012
($ millions)	Sustaining	Growth	Total	Sustaining	Growth	Total

Oil Sands	548	436	984	1 685	1 280	2 965
Oil Sands Base	283	49	332	974	140	1 114
In Situ	152	171	323	474	698	1 172
Oil Sands Ventures	113	216	329	237	442	679
Exploration and Production	88	290	378	171	714	885
Refining and Marketing	145	2	147	388	3	391
Corporate, Energy Trading and Eliminations	19	4	23	65	4	69

	800	732	1 532	2 309	2 001	4 310

(1)
Capital expenditures in this table exclude capitalized interest on debt.

(2)
Growth capital expenditures include capital investments that result in (i) an increase in production levels at existing Oil Sands operations and Refining and Marketing operations; (ii) new facilities or operations that increase overall production; (iii) new infrastructure that is required to support higher production levels; (iv) new reserves or a positive change in the company's reserves profile in Exploration and Production operations; or (v) margin improvement, by increasing revenues or reducing costs.

(3)
Sustaining capital expenditures include capital investments that (i) ensure compliance or maintain relations with regulators and other stakeholders; (ii) improve efficiency and reliability of operations or maintain productive capacity by replacing component assets at the end of their useful lives; (iii) deliver existing proved developed reserves for Exploration and Production operations; or (iv) maintain current production capacities at existing Oil Sands operations and Refining and Marketing operations.

In the third quarter of 2012, Suncor spent $1.532 billion on capital for property, plant and equipment and exploration activities, and capitalized $138 million of interest on debt towards major development assets and construction projects. Activity in the third quarter of 2012 included the following.

Oil Sands Base

Oil Sands Base capital expenditures were $332 million, of which $283 million was directed towards sustaining activities. Sustaining capital expenditures related primarily to planned maintenance events.

Suncor Energy Inc.
                                                                                                                                       2012 Third Quarter    033

In Situ

In Situ capital and exploration expenditures were $323 million, of which $171 million was directed towards growth projects. Capital expenditures for Firebag Stage 4 were $110 million, bringing total project expenditures to date to $1.612 billion. Suncor expects that the final cost for Firebag Stage 4 will be approximately 10% under the current budget estimate of $2.0 billion. The company commissioned Stage 4 central processing facilities in the third quarter of 2012 and new wells are currently steaming. The company expects to commission the cogeneration units in the fourth quarter of 2012. In addition to Firebag Stage 4, Suncor continues to construct a heated bitumen pipeline that the company expects to commission in the second quarter of 2013, which will transport bitumen without the requirement for additional diluent between Firebag and Suncor's Athabasca terminal at its Oil Sands Base operations.

In Situ sustaining capital expenditures of $152 million were directed primarily to the design, engineering, procurement and construction of well pads that are expected to maintain existing production levels from MacKay River and Firebag in future years.

Oil Sands Ventures

Suncor's share of capital expenditures for the Syncrude joint venture was $113 million, which included $55 million for mine train replacement at the Mildred Lake mine and equipment relocation at the Aurora mine.

Oil Sands Ventures growth capital expenditures were $216 million in the quarter. Suncor has been undertaking detailed reviews of each of its planned growth projects, focusing on cost and quality with a view to generating long-term value for shareholders. The company has been working closely with the other joint venture owners on these reviews and is making good progress. In addition, as a result of the continued focus on capital discipline and cost management, the pace of pre-sanction spending has been closely managed. These reviews will form the basis of the company's decisions regarding each of the Voyageur upgrader, Fort Hills mining and Joslyn North mining projects. While decisions regarding sanctioning had been targeted to occur mid-2013, these reviews are expected to impact the timing of such decisions. New target dates have not yet been determined. The company plans to provide updates on the timing of project decisions when available. Decisions on these projects are subject to approval by the respective owners of each of the individual projects, and in the case of Suncor, Suncor's Board of Directors.

Other Capital and Exploration Expenditures

The Exploration and Production segment spent $378 million on capital and exploration expenditures, of which $290 million was directed towards growth and exploration. Growth spending included $49 million for the Golden Eagle Area Development that continued to focus on detailed engineering and construction of topsides and platform jackets. Other growth capital included engineering and construction site preparation for the Hebron project, development drilling at Hibernia, White Rose and the Wilson Creek area of the Cardium oil formation in Western Canada, and the completion of three exploration wells in the North Sea: Beta, Cooper and the Northern Terrace area of the Buzzard field. The drilling of two additional exploration wells in the North Sea commenced late in the third quarter of 2012. Sustaining capital focused primarily on the planned maintenance programs for East Coast Canada assets.

The Canada-Newfoundland and Labrador Offshore Petroleum Board approved the Hebron Development Application in the second quarter of 2012. Suncor expects that project sanction decisions from the joint venture owners of the Hebron project should be finalized in late 2012 or in early 2013. In October, an agreement was reached between the joint venture owners and the Province of Newfoundland and Labrador to compensate the province with $150 million (Suncor share $34 million) for a Hebron module that will be constructed outside the province. The payment, which is royalty-eligible, is subject to project sanction by the joint venture owners, and is expected to be made in 2016.

             Suncor Energy Inc.
 034    2012 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

7. FINANCIAL CONDITION AND LIQUIDITY

Indicators

Twelve months ended September 30	2012	2011

Return on capital employed (1) (%)
Excluding major projects in progress	12.5	13.4
Including major projects in progress	9.8	9.6

Net debt to cash flow from operations (2) (times)	0.5	0.8

Interest coverage on long-term debt (times)
Earnings basis (3)	11.7	10.6
Cash flow from operations basis (2)(4)	17.7	15.9

(1)
Non-GAAP financial measure. ROCE is reconciled in the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
Cash flow from operations and metrics that use cash flow from operations are non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(3)
Net earnings plus income taxes and interest expense, divided by the sum of interest expense and capitalized interest on debt.

(4)
Cash flow from operations plus current income taxes and interest expense, divided by the sum of interest expense and capitalized interest on debt.

Capital Resources

Suncor's management believes the company will have the capital resources to fund the remainder of its planned 2012 capital spending program and meet current and long-term working capital requirements through existing cash balances and short-term investments, cash flow from operations for the remainder of 2012, available committed credit facilities, issuing commercial paper and issuing long-term notes or debentures. The company's cash flow from operations depends on a number of factors, including commodity prices, production and sales volumes, refining and marketing margins, operating expenses, taxes, royalties and foreign exchange rates. If additional capital is required, Suncor's management believes adequate additional financing will be available in debt capital markets at commercial terms and rates.

Cash and cash equivalents increased $1.645 billion during the first nine months of 2012, primarily due to strong cash flow from operations that exceeded capital expenditures, partially offset by $1.044 billion of share repurchases. For the twelve months ended September 30, 2012, the company's net debt to cash flow from operations measure was 0.5 times, which met management's target of less than 2.0 times. Unutilized lines of credit at September 30, 2012 were $4.742 billion, compared to $4.428 billion at December 31, 2011.

Financing Activities

Management of debt levels continues to be a priority for Suncor given the company's long-term growth plans. Suncor's management believes a phased and flexible approach to existing and future growth projects should assist Suncor in maintaining its ability to manage project costs and debt levels.

Total Debt to Total Debt Plus Shareholders' Equity

Suncor is subject to financial and operating covenants related to its bank debt and public market debt. Failure to meet the terms of one or more of these covenants may constitute an Event of Default as defined in the respective debt agreements, potentially resulting in accelerated repayment of one or more of the debt obligations. The company is in compliance with its financial covenant that requires total debt to not exceed 60% of its total debt plus shareholders' equity. At

Suncor Energy Inc.
                                                                                                                                       2012 Third Quarter    035

September 30, 2012, total debt to total debt plus shareholders' equity was 21% (December 31, 2011 – 22%). The company is also currently in compliance with all operating covenants.

($ millions, except as noted)	September 30 2012	December 31 2011

Short-term debt	741	763
Current portion of long-term debt	308	12
Long-term debt	9 424	10 004

Total debt	10 473	10 779
Less: Cash and cash equivalents	5 448	3 803

Net debt	5 025	6 976

Shareholders' equity	39 989	38 600

Total debt plus shareholders' equity	50 462	49 379

Total debt to total debt plus shareholders' equity (%)	21	22

Change in Net Debt

Three and nine months ended September 30, 2012 ($ millions)	Q3	YTD

Net debt – Start of period	5 624	6 976
Decrease in net debt	(599)	(1 951)

Net debt – September 30, 2012	5 025	5 025

Decrease in net debt
Cash flow from operations	2 740	7 510
Capital and exploration expenditures and other investments	(1 672)	(4 760)
Proceeds from divestitures, net of costs for acquisitions	15	58
Dividends less proceeds from exercise of share options	(184)	(382)
Purchase of common shares for cancellation, net of option premiums	(312)	(1 043)
Change in non-cash working capital and other	(260)	303
Foreign exchange revaluation impacts on cash, long-term debt and other balances	272	265

	599	1 951

At September 30, 2012, Suncor's net debt was $5.025 billion, compared to $6.976 billion at December 31, 2011. Over the first nine months of 2012, net debt decreased by $1.951 billion, largely due to cash flow from operations that exceeded capital and exploration expenditures and the impact of the strengthening Canadian dollar relative to the U.S. dollar on the valuation of long-term debt, partially offset by cash returned to shareholders in the form of share repurchases and dividends.

Short-Term Investments

The company has invested excess cash in short-term financial instruments that are presented as cash and cash equivalents. The objectives of the company's short-term investment portfolio are to ensure the preservation of capital, maintain adequate liquidity to meet Suncor's cash flow requirements and deliver competitive returns consistent with the quality and diversification of investments within acceptable risk parameters. The maximum weighted average term to maturity of the short-term investment portfolio will not exceed six months, and all investments will be with counterparties with investment grade debt ratings. As at September 30, 2012, the weighted average term to maturity of the short-term investment portfolio was approximately 51 days.

             Suncor Energy Inc.
 036    2012 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Common Shares

Outstanding Shares

September 30, 2012 (thousands)

Common shares	1 534 728
Common share options – exercisable and non-exercisable	48 744
Common share options – exercisable	31 070

As at October 26, 2012, the total number of common shares outstanding was 1,531,259,296, and the total number of exercisable and non-exercisable common share options outstanding was 48,457,896. Once exercisable, each outstanding common share option is convertible into one common share.

Share Repurchases

During the first quarter of 2012, the company obtained regulatory approval from the Toronto Stock Exchange (TSX) to recommence a Normal Course Issuer Bid (the 2011 NCIB) under which the company was authorized to purchase for cancellation up to an additional $1 billion of Suncor's common shares between February 28, 2012 and September 5, 2012.

For the 2011 NCIB, the company repurchased 8,806,900 shares during the third quarter of 2012 at an average price of $30.43 per share, for a total repurchase cost of $268 million. For the 2011 NCIB, the company repurchased 33,032,400 common shares during the first nine months of 2012, at an average price of $30.28 per share, for a total repurchase cost of $1 billion.

During the second quarter of 2012, the company announced it had obtained regulatory approval in Canada for a program to issue put options on the company's common shares as part of the 2011 NCIB. Under this program, Suncor was permitted to issue put options to a Canadian financial institution, which entitled the purchaser, on the expiry date of the relevant options, to sell to Suncor a specified number of Suncor common shares at a price agreed to on the date the options were issued.

The company did not issue any put options in the third quarter of 2012, but received $1.3 million in premiums for issuing 1,250,000 put options during the second quarter of 2012. No shares were repurchased through the exercise of put options, as all options expired unexercised. Upon issuing the put options, Suncor recorded a liability equal to the exercise price with an offsetting reduction to shareholders' equity. When the options were not exercised, the liability was reversed back into shareholders' equity. Cash premiums received by Suncor for issuing the put options were recorded as an increase to shareholders' equity and presented in the Consolidated Statements of Cash Flows netted against the cash paid for the purchase of common shares for cancellation. Premiums received by Suncor for issuing put options do not impact the company's earnings.

In the third quarter of 2012, the company obtained regulatory approval for another Normal Course Issuer Bid (the 2012 NCIB) with the TSX authorizing the purchase for cancellation of up to $1 billion of its common shares. The 2012 NCIB commenced on September 20, 2012 and will end no later than September 19, 2013. Pursuant to the 2012 NCIB, Suncor has agreed that it will not purchase more than 38,392,005 common shares, which represented approximately 2.5% of issued and outstanding common shares as at September 14, 2012. The actual number of common shares that may be repurchased under the 2012 NCIB, and the timing of any such purchases, will be determined by the company. The company subsequently announced it had entered into a pre-defined purchase plan with a designated broker to allow for the repurchase of common shares during scheduled and unscheduled share trading blackout periods. Shareholders may obtain a copy of the company's Notice of Intention to make a Normal Course Issuer Bid by contacting Investor Relations.

For the 2012 NCIB, the company repurchased 1,353,000 shares during the third quarter of 2012 at an average price of $32.52 per share, for a total repurchase cost of $44 million. As of October 26, 2012, the company had repurchased an

Suncor Energy Inc.
                                                                                                                                       2012 Third Quarter    037

additional 3,655,800 shares under the 2012 NCIB at an average price of $32.83 per share for a total repurchase cost of $120 million, subsequent to the third quarter of 2012.

	Three and nine months ended September 30, 2012		Twelve months ended December 31, 2011
	Q3	YTD

Share repurchase activities (thousands of common shares)
Shares repurchased directly	10 160	34 386	17 128
Shares repurchased through exercise of put options	—	—	—

	10 160	34 386	17 128

Share repurchase cost ($ millions)
Repurchase cost	312	1 044	500
Option premiums received	—	(1)	—

	312	1 043	500

Weighted average repurchase price per share, net of option premiums (dollars)	30.71	30.33	29.19

Contractual Obligations, Commitments, Guarantees, and Off-Balance Sheet Arrangements

In the normal course of business, the company is obligated to make future payments, including contractual obligations and non-cancellable commitments. Suncor has included these items in the Financial Conditions and Liquidity section of its 2011 annual MD&A, which section is herein incorporated by reference. Since December 31, 2011, there have been no material changes to amounts presented in the Contractual Obligations, Commitments, Guarantees, and Off-Balance Sheet Arrangements table. The company does not believe that it has any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company's financial condition, results of operations, liquidity or capital expenditures.

             Suncor Energy Inc.
 038    2012 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

8. QUARTERLY FINANCIAL DATA

Trends in Suncor's quarterly earnings results and cash flow from operations are driven primarily by production volumes, which can be significantly impacted by major planned maintenance events – such as the maintenance that occurred at many Exploration and Production assets in the third quarter of 2012 and the maintenance that occurred at Upgrader 2 in Oil Sands in the second quarter of 2011 – and unplanned maintenance outages, such as the one that occurred at Upgrader 2 in the first half of 2012.

Financial Summary

Three months ended ($ millions, unless otherwise noted)	Sept 30 2012	June 30 2012	Mar 31 2012	Dec 31 2011	Sept 30 2011	June 30 2011	Mar 31 2011	Dec 31 2010

Total production (mboe/d)
Oil Sands	378.9	337.8	341.1	356.8	362.5	277.2	360.6	363.8
Exploration and Production	156.4	204.6	221.2	219.7	183.5	182.8	240.7	261.8

	535.3	542.4	562.3	576.5	546.0	460.0	601.3	625.6

Revenues and other income
Operating revenues, net of royalties (1)	9 512	9 599	9 653	9 906	10 235	9 255	8 943	8 982
Other income	89	123	105	60	184	77	132	358

	9 601	9 722	9 758	9 966	10 419	9 332	9 075	9 340

Net earnings	1 555	333	1 457	1 427	1 287	562	1 028	1 286
per common share – basic (dollars)	1.01	0.21	0.93	0.91	0.82	0.36	0.65	0.82
per common share – diluted (dollars)	1.01	0.20	0.93	0.91	0.76	0.31	0.65	0.82

Operating earnings (2)	1 303	1 258	1 329	1 427	1 789	980	1 478	808
per common share – basic (2) (dollars)	0.85	0.81	0.85	0.91	1.14	0.62	0.94	0.52

Cash flow from operations (2)	2 740	2 344	2 426	2 650	2 721	1 982	2 393	2 132
per common share – basic (2) (dollars)	1.78	1.51	1.55	1.69	1.73	1.26	1.52	1.36

ROCE (2) (%) for the twelve months ended	12.5	14.3	14.8	13.8	13.4	11.1	12.5	11.4

Common share information (dollars)
Dividend per common share	0.13	0.13	0.11	0.11	0.11	0.11	0.10	0.10
Share price at the end of trading
Toronto Stock Exchange (Cdn$)	32.34	29.44	32.59	29.38	26.76	37.80	43.48	38.28
New York Stock Exchange (US$)	32.85	28.95	32.70	28.83	25.44	39.10	44.84	38.29

(1)
The company has restated 2011 operating revenues to reflect net presentation of certain transactions involving sales and purchases of third-party crude oil production in the Oil Sands segment that were previously presented on a gross basis. See the Other Items – Accounting Policies section of this MD&A.

(2)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A. ROCE excludes capitalized costs related to major projects in progress.

Suncor Energy Inc.
                                                                                                                                       2012 Third Quarter    039

Trends in Suncor's quarterly earnings results and cash flow from operations are also affected by changes in commodity prices, refining crack spreads and foreign exchange rates.

Business Environment

Three months ended (average for the period ended, except as noted)		Sept 30 2012	June 30 2012	Mar 31 2012	Dec 31 2011	Sept 30 2011	June 30 2011	Mar 31 2011	Dec 31 2010

WTI crude oil at Cushing	US$/bbl	92.20	93.50	102.95	94.05	89.75	102.55	94.10	85.20
Dated Brent crude oil at Sullom Voe	US$/bbl	109.50	108.90	118.35	109.00	113.40	117.30	104.95	86.50
Dated Brent/Maya FOB price differential	US$/bbl	11.90	9.85	9.45	5.55	14.80	14.05	15.65	10.85
Canadian 0.3% par crude oil at Edmonton	Cdn$/bbl	84.70	84.45	92.80	98.20	92.50	103.85	88.40	80.70
Light/heavy crude oil differential for WTI at Cushing less WCS at Hardisty	US$/bbl	21.75	22.90	21.45	10.45	17.65	17.65	22.85	18.10
Condensate at Edmonton	US$/bbl	96.00	99.40	110.00	108.70	101.65	112.40	98.35	85.70
Natural gas (Alberta spot) at AECO	Cdn$/mcf	2.20	1.85	2.50	3.45	3.70	3.75	3.80	3.60
New York Harbor 3-2-1 crack (1)	US$/bbl	37.80	31.95	25.80	22.80	36.45	29.25	19.40	12.20
Chicago 3-2-1 crack (1)	US$/bbl	35.15	27.85	18.80	19.20	33.30	29.70	16.45	9.20
Portland 3-2-1 crack (1)	US$/bbl	38.15	37.90	27.70	26.45	36.50	29.35	21.40	13.50
Gulf Coast 3-2-1 crack (1)	US$/bbl	33.95	29.30	25.45	20.40	33.10	27.30	18.50	8.50
Exchange rate	US$/Cdn$	1.00	0.99	1.00	0.98	1.02	1.03	1.01	0.99
Exchange rate (end of period)	US$/Cdn$	1.02	0.98	1.00	0.98	0.95	1.04	1.03	1.01

(1)
3-2-1 crack spreads are indicators of the refining margin generated by converting three barrels of WTI into two barrels of gasoline and one barrel of diesel. The crack spreads presented in this table generally approximate the regions into which the company sells refined products through retail and wholesale channels.

Significant or Unusual Items Impacting Net Earnings

In addition to the impacts of changes in production volumes and business environment, net earnings over the last eight quarters were affected by the following events or one-time adjustments:

•
The second quarter of 2012 included after-tax impairment charges and write-offs of $694 million against assets in Syria, which reflected the shut in of production due to political unrest and international sanctions. The company ceased recording all production and revenue from its Syrian assets in the fourth quarter of 2011.

•
The second quarter of 2011 included after-tax impairment charges of $514 million against assets in Libya, which reflected the shut in of production due to political unrest and international sanctions. Production from all major fields in Libya was successfully restarted by the first quarter of 2012.

•
The first quarter of 2011 included a $442 million adjustment to deferred income tax expense related to an increase in U.K. tax rates on oil and gas profits in the North Sea.

•
As part of its strategic business alignment subsequent to the merger with Petro-Canada, Suncor divested a number of non-core assets in its Exploration and Production segment throughout 2010 and 2011. Decreases in production volumes in 2011 and the second half of 2010 were due in part to the disposition of these assets. The resulting gains and losses on the disposition of these assets had one-time impacts on net earnings in the quarters in which they occurred.

•
The fourth quarter of 2010 included an after-tax gain of $186 million for the redetermination of Suncor's working interest in the Terra Nova oilfield and an after-tax royalty recovery of $93 million with respect to the modification of the bitumen valuation methodology calculation.

             Suncor Energy Inc.
 040    2012 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

9. OTHER ITEMS

Accounting Policies

Suncor's significant accounting policies and a summary of recently announced accounting standards are described in notes 3 and 5, respectively, to the audited Consolidated Financial Statements for the year ended December 31, 2011, which notes are herein incorporated by reference.

During the first quarter of 2012, the company completed a review of the presentation of purchase and sale transactions in its Oil Sands segment, and determined that certain transactions previously recorded on a gross basis should have been reflected through net presentation. These transactions represent volumes exchanged with third parties in corresponding sales and purchase agreements, typically when Oil Sands Base or third-party refinery capacities are constrained. Netted sales transactions do not include any Suncor production volumes. Prior period figures have been reclassified for comparability with the current period presentation. The impact of these reclassifications, which did not affect earnings, is as follows:

	Three and nine months ended September 30, 2012
(decrease in $ millions)	Q3	YTD

Gross revenues	(259)	(827)
Purchases of crude oil and products	(259)	(827)

Net earnings	—	—

Critical Accounting Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect reported assets, liabilities, revenues and expenses, gains and losses, and disclosures of contingencies. These estimates and assumptions are subject to change based on experience and new information. Critical accounting estimates are those that require management to make assumptions about matters that are highly uncertain at the time the estimate is made. Critical accounting estimates are also those estimates which, where a different estimate could have been used or where changes in the estimate that are reasonably likely to occur, would have a material impact on the company's financial condition, changes in financial condition or financial performance. Critical accounting estimates are reviewed annually by the Audit Committee of the Board of Directors. A detailed description of Suncor's critical accounting estimates is provided in the Accounting Policies and Critical Accounting Estimates section of Suncor's 2011 annual MD&A, which section is herein incorporated by reference.

During the second quarter of 2012, the company recorded impairment charges against property, plant and equipment pertaining to its operations in Syria. The carrying values of these assets were adjusted to the company's best estimate of net recoverable value using a value-in-use methodology, which was determined using discounted expected cash flow models under probability-weighted scenarios representing i) resumption of operations in 18 months; ii) resumption of operations in 30 months; and iii) no resumption of operations. Scenarios involving the company resuming operations used the company's best estimate of price realizations for sales of natural gas, crude oil and natural gas liquids under its marketing arrangements, production forecasts based on proved and probable reserves evaluated by external qualified reserves evaluators (Suncor's statement of reserves data and other oil and gas information is presented in the 2011 AIF), and estimates for operating and development expenditures based on Suncor's business plans prior to the suspension of operations. Cash flows were discounted using a risk-adjusted rate of 19%, representing management's best estimate of the ongoing risk involved with operating in Syria. These impairments may be adjusted in subsequent periods if and when uncertainties underlying management's assumptions are resolved.

Suncor Energy Inc.
                                                                                                                                       2012 Third Quarter    041

Financial Instruments

Suncor periodically enters into derivative contracts such as forwards, futures, swaps, options and costless collars to manage exposure to fluctuations in commodity prices and foreign exchange rates, and to optimize the company's position with respect to interest payments. The company also uses physical and financial energy derivatives to earn trading profits. For more information on Suncor's financial instruments and the related financial risk factors, see note 28 of the audited Consolidated Financial Statements for the year ended December 31, 2011, which note is herein incorporated by reference.

Control Environment

Based on their evaluation as of September 30, 2012, Suncor's Chief Executive Officer and Chief Financial Officer concluded that the company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended (the Exchange Act)), are effective to ensure that information required to be disclosed by the company in reports that are filed or submitted to Canadian and U.S. securities authorities is recorded, processed, summarized and reported within the time periods specified in Canadian and U.S. securities laws. In addition, as of September 30, 2012, there were no changes in the internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the three-month period ended September 30, 2012 that have materially affected, or are reasonably likely to materially affect, the company's internal control over financial reporting. Management will continue to periodically evaluate the company's disclosure controls and procedures and internal control over financial reporting and will make any modifications from time to time as deemed necessary.

As a result of past unrest in Libya and current events in Syria, Suncor is not able to monitor the status of all of its assets in these countries, including whether certain facilities have suffered damages. Suncor is continually assessing the control environment in these countries to the extent permitted by applicable law and does not consider the changes to have a material impact on the company's overall internal control over financial reporting.

Based on their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Corporate Guidance

Suncor has updated its 2012 corporate guidance that was previously issued on July 24, 2012. Suncor's news release dated October 31, 2012, which is also available on www.sedar.com, provides updates to the corporate guidance.

10. NON-GAAP FINANCIAL MEASURES ADVISORY

Certain financial measures in this MD&A – namely operating earnings, ROCE, cash flow from operations and Oil Sands cash operating costs – are not prescribed by GAAP. These non-GAAP financial measures are included because management uses the information to analyze operating performance, leverage and liquidity. These non-GAAP financial measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Except as otherwise indicated, these non-GAAP measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.

             Suncor Energy Inc.
 042    2012 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Operating Earnings

Operating earnings is a non-GAAP financial measure that adjusts net earnings for significant items that are not indicative of operating performance. Management uses operating earnings to evaluate operating performance, because management believes it provides better comparability between periods. Operating earnings are reconciled to net earnings in the Consolidated Financial Information segment of this MD&A.

Return on Capital Employed (ROCE)

ROCE is a non-GAAP financial measure that management uses to analyze operating performance and the efficiency of Suncor's capital allocation process. Average capital employed is calculated as a thirteen-month average of the capital employed balance at the beginning of the twelve-month period and the month-end capital employed balances throughout the remainder of the twelve-month period. Figures for capital employed at the beginning and end of the twelve-month period are presented to show the changes in the components of the calculation over the twelve-month period.

The company presents two ROCE calculations – one including and one excluding the impacts on capital employed of major projects in progress. Major projects in progress includes accumulated capital expenditures and capitalized interest for significant projects still under construction or in the process of being commissioned, and acquired assets that are still being evaluated. Management uses ROCE excluding the impacts of major projects in progress on capital employed to assess performance of operating assets.

For the twelve months ended September 30 ($ millions, except as noted)		2012	2011

Adjustments to net earnings
Net earnings		4 772	4 163
Add after-tax amounts for:
Unrealized foreign exchange (gain) loss on U.S. dollar denominated long-term debt		(393)	63
Interest expense		47	119

	A	4 426	4 345

Capital employed – beginning of twelve-month period
Net debt		7 678	11 598
Shareholders' equity		37 613	34 143

		45 291	45 741

Capital employed – end of twelve-month period
Net debt		5 025	7 678
Shareholders' equity		39 989	37 613

		45 014	45 291

Average capital employed	B	45 263	45 102

ROCE – including major projects in progress (%)	A/B	9.8	9.6

Average capitalized costs related to major projects in progress	C	9 799	12 667

ROCE – excluding major projects in progress (%)	A/(B-C)	12.5	13.4

Suncor Energy Inc.
                                                                                                                                       2012 Third Quarter    043

Cash Flow from Operations

Cash flow from operations is a non-GAAP financial measure that adjusts a GAAP measure – cash flow provided by operating activities – for changes in non-cash working capital, which management uses to analyze operating performance and liquidity. Changes to non-cash working capital can include, among other factors, the timing of offshore feedstock purchases and payments for fuel and income taxes, which management believes reduces comparability between periods.

Three months ended September 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011

Net earnings (loss)	535	837	88	420	708	479	224	(449)	1 555	1 287
Adjustments for:
Depreciation, depletion, amortization and impairment	503	337	231	360	117	112	45	25	896	834
Deferred income taxes	187	295	(22)	80	199	100	27	(68)	391	407
Accretion of liabilities	25	23	15	16	1	—	4	—	45	39
Unrealized foreign exchange (gain) loss on U.S. dollar denominated long-term debt	—	—	—	—	—	—	(289)	610	(289)	610
Change in fair value of derivative contracts	(2)	—	(1)	—	(2)	(17)	22	2	17	(15)
Loss (gain) on disposal of assets	3	—	(1)	(56)	(4)	(1)	(1)	—	(3)	(57)
Share-based compensation	85	(98)	13	(18)	44	(65)	48	(72)	190	(253)
Exploration expenses	—	—	65	9	—	—	—	—	65	9
Settlement of decommissioning and restoration liabilities	(78)	(118)	(5)	(4)	(6)	(3)	—	—	(89)	(125)
Other	(2)	9	(18)	(6)	3	6	(21)	(24)	(38)	(15)

Cash flow from operations	1 256	1 285	365	801	1 060	611	59	24	2 740	2 721
Decrease (increase) in non-cash working capital	256	(377)	(168)	(337)	52	784	(492)	(374)	(352)	(304)

Cash flow provided by (used in) operating activities	1 512	908	197	464	1 112	1 395	(433)	(350)	2 388	2 417

             Suncor Energy Inc.
 044    2012 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Nine months ended September 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011

Net earnings (loss)	1 498	1 813	(10)	22	1 681	1 419	176	(377)	3 345	2 877
Adjustments for:
Depreciation, depletion, amortization and impairment	1 412	982	1 557	1 561	340	326	126	60	3 435	2 929
Deferred income taxes	623	625	26	384	461	402	(45)	(89)	1 065	1 322
Accretion of liabilities	83	67	47	53	3	2	4	—	137	122
Unrealized foreign exchange (gain) loss on U.S. dollar denominated long-term debt	—	—	—	—	—	—	(272)	362	(272)	362
Change in fair value of derivative contracts	—	—	(1)	—	—	(14)	31	(77)	30	(91)
(Gain) loss on disposal of assets	(29)	106	(1)	40	(8)	(11)	(1)	(1)	(39)	134
Share-based compensation	78	(66)	11	(12)	38	(40)	44	(63)	171	(181)
Exploration expenses	—	—	124	28	—	—	—	—	124	28
Settlement of decommissioning and restoration liabilities	(310)	(345)	(22)	(13)	(13)	(8)	—	—	(345)	(366)
Other	(38)	(27)	(33)	3	7	(36)	(77)	20	(141)	(40)

Cash flow from (used in) operations	3 317	3 155	1 698	2 066	2 509	2 040	(14)	(165)	7 510	7 096
(Increase) decrease in non-cash working capital	(816)	(629)	(88)	389	12	13	1 053	316	161	89

Cash flow provided by operating activities	2 501	2 526	1 610	2 455	2 521	2 053	1 039	151	7 671	7 185

Oil Sands Cash Operating Costs

Oil Sands cash operating costs and cash operating costs per barrel are non-GAAP financial measures, which are derived by adjusting Oil Sands segment operating, selling and general expense (a GAAP measure based on sales volumes) for i) costs pertaining to Syncrude operations; ii) non-production costs that management believes do not relate to the production performance of Oil Sands operations, including, but not limited to, share-based compensation adjustments, costs related to the remobilization or deferral of growth projects, research, the expense recorded as part of a non-monetary arrangement involving a third-party processor, and feedstock costs for natural gas used to create hydrogen for secondary upgrading processes; iii) excess power generated and sold that is recorded in operating revenue; and iv) the impacts of changes in inventory levels, such that the company is able to present cost information based on production volumes. Oil Sands cash operating costs are reconciled in the Segment Results and Analysis – Oil Sands section of this MD&A.

Effective 2012, the calculation of Oil Sands cash operating costs has been updated to better reflect the ongoing cash cost of production, and prior period figures have been redetermined. The cost of natural gas feedstock for secondary upgrading processes, the cost of diluent purchased for transportation of product to markets, and non-cash costs related to the accretion of liabilities for decommissioning and restoration provisions are no longer included in cash operating costs.

Suncor Energy Inc.
                                                                                                                                       2012 Third Quarter    045

Certain cash costs relating to safety programs, which were previously considered non-production costs, are now included in cash operating costs. The following table reconciles amounts previously reported to those presented in this MD&A:

	Three months ended September 30, 2011		Nine months ended September 30, 2011
	$ millions	$/bbl	$ millions	$/bbl

Cash operating costs, as previously reported	1 104	36.60	3 288	40.40
Elements added to cash operating costs definition:
Safety programs	7		23
Elements removed from cash operating costs definition:
Natural gas feedstock for secondary upgrading processes	(16)		(40)
Accretion of liabilities	(16)		(48)
Purchased diluent	—		(40)

Cash operating costs, as restated in this MD&A	1 079	35.75	3 183	39.10

11. FORWARD-LOOKING INFORMATION

The MD&A contains certain forward-looking statements and other information based on Suncor's current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor's experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; capital efficiencies and cost-savings; applicable royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; and the receipt, in a timely manner, of regulatory and third-party approvals. In addition, all other statements and other information that address expectations or projections about the future, and other statements and information about Suncor's strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like "expects", "anticipates", "will", "estimates", "plans", "scheduled", "intends", "believes", "projects", "indicates", "could", "focus", "vision", "goal", "outlook", "proposed", "target", "objective", "continue", "should", "may" and similar expressions.

Forward-looking statements in the MD&A include references to:

Suncor's expectations about production volumes and the performance of its existing assets, including that:

•
The factors that decreased Oil Sands cash operating costs through the first nine months of 2012 are expected to continue into the fourth quarter of 2012;

•
In the fourth quarter of 2012, bitumen ore grade quality is anticipated to continue improving relative to the first six months of 2012; and

•
Production from Terra Nova is expected to restart in late November.

The anticipated duration and impact of planned maintenance events, including:

•
The company will complete planned maintenance on the vacuum tower at Upgrader 2 in 2013.

Suncor's expectations about where future capital expenditures will be directed and the timing for completion of growth and other projects, including that:

•
The company will achieve first production from Firebag Stage 4 wells late in the fourth quarter of 2012;

•
Costs for Firebag Stage 4 will come in approximately 10% under the current budget estimate of $2.0 billion;

•
The processing capacity for the Firebag complex will be approximately 180,000 bbls/d of bitumen, and that the company will operate the integrated Firebag complex as one site to optimize production, maintenance, reliability and costs;

•
Suncor's expectations that the MNU will increase the company's sweet SCO production capacity by approximately 10%, primarily through the new naphtha hydrotreating unit, and stabilize secondary upgrading processes by providing flexibility during planned or unplanned maintenance;

•
The Mildred Lake extension project will extend the life of the Syncrude Mildred Lake mine by approximately ten years, and that Syncrude expects to make regulatory applications in 2014;

•
Capital spending for 2012 is expected to be lower than the $7.5 billion budget;

•
The company will commission the Firebag Stage 4 cogeneration units in the fourth quarter of 2012;

             Suncor Energy Inc.
 046    2012 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

•
The heated bitumen pipeline, which the company expects to commission in the second quarter of 2013, will transport bitumen without the requirement for additional diluent between Firebag and Suncor's Athabasca terminal at its Oil Sands Base operations;

•
New well pad construction will maintain existing production levels from MacKay River and Firebag in future years;

•
Suncor's detailed reviews of the Voyageur upgrader, Fort Hills mining and Joslyn North mining projects will form the basis of the company's sanction decisions and impact the timing of such decisions;

•
The company's plans to restart exploration drilling in Libya in the first quarter of 2013; and

•
Project sanction decisions for Hebron will be finalized by the joint venture owners in late 2012 or in early 2013, and that the $150 million compensation payment ($34 million Suncor share) to the Province of Newfoundland and Labrador will be made in 2016, subject to a project sanction decision.

Also:

•
The company's assessment of asset impairment in Syria, including the amounts recorded as impairment charges and write-offs in the second quarter of 2012 and the carrying value of such assets as at September 30, 2012;

•
The company's assessment of the situation in Libya, including the amounts recorded as impairment charges in the second quarter of 2011;

•
Management's belief that Suncor will have the capital resources to fund its planned 2012 capital spending program and to meet current and long-term working capital requirements through existing cash balances and short-term investments, cash flow from operations for the remainder of 2012, available committed credit facilities, issuing commercial paper, and issuing long-term notes or debentures, and that, if additional capital is required, adequate additional financing will be available to Suncor in the debt capital markets at commercial terms and rates;

•
Management's belief that a phased and flexible approach to existing and future growth projects should assist Suncor in maintaining its ability to manage project costs and debt levels;

•
The company's expectations that the maximum weighted average term to maturity of its short-term investment portfolio will not exceed six months, and that all investments will be with counterparties with investment grade debt ratings; and

•
The company's belief that it does not have any guarantees or off-balance sheet arrangements that are reasonably likely to have a future material impact on the company's financial condition, results of operations, liquidity or capital expenditures.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor's actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

The financial and operating performance of the company's reportable operating segments, specifically Oil Sands, Exploration and Production, and Refining and Marketing, may be affected by a number of factors.

Factors that affect our Oil Sands segment include, but are not limited to, volatility in the prices for crude oil and other production, and the related impacts of fluctuating light/heavy and sweet/sour crude oil differentials; changes in the demand for refinery feedstock and diesel fuel, including the possibility that refiners that process our proprietary production will be closed, experience equipment failure or other accidents; our ability to operate our oil sands facilities reliably in order to meet production targets; the output of newly commissioned facilities, the performance of which may be difficult to predict during initial operations; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; our dependence on pipeline capacity and other logistical constraints, which may affect our ability to distribute our products to market; our ability to finance Oil Sands growth and sustaining capital expenditures; the availability of bitumen feedstock for upgrading operations, which can be negatively affected by poor ore grade quality, unplanned mine equipment and extraction plant maintenance, tailings storage, and in situ reservoir and equipment performance, or the unavailability of third-party bitumen; inflationary pressures on operating costs, including labour, natural gas and other energy sources used in oil sands processes; our ability to complete projects, including planned maintenance events, both on time and on budget, which could be impacted by competition from other projects (including other oil sands projects) for goods and services and demands on infrastructure in Alberta's Wood Buffalo region and the surrounding area (including housing, roads and schools); risks and uncertainties associated with obtaining regulatory and stakeholder approval for exploration and development activities; changes to royalty and tax legislation and related agreements that could impact our business, such as our current dispute with the Alberta Department of Energy in respect of the Bitumen Valuation Methodology Regulation; the potential for disruptions to operations and construction projects as a result of our relationships with labour unions that represent employees at our facilities; and changes to environmental regulations or legislation.

Factors that affect our Exploration and Production segment include, but are not limited to, volatility in crude oil and natural gas prices; operational risks and uncertainties associated with oil and gas activities, including unexpected formations or pressures, premature declines of reservoirs, fires, blow-outs, equipment failures and other accidents, uncontrollable flows of crude oil, natural gas or well fluids, and pollution and other environmental risks; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; adverse weather conditions, which could disrupt output from producing assets or impact drilling programs, resulting in increased costs and/or delays in bringing on new production; political, economic and socio-economic risks associated with Suncor's foreign operations, including the unpredictability of operating in Libya and that operations in Syria continue to be impacted by sanctions or political unrest; risks and uncertainties associated with

Suncor Energy Inc.
                                                                                                                                       2012 Third Quarter    047

obtaining regulatory and stakeholder approval for exploration and development activities; the potential for disruptions to operations and construction projects as a result of our relationships with labour unions that represent employees at our facilities; and market demand for mineral rights and producing properties, potentially leading to losses on disposition or increased property acquisition costs.

Factors that affect our Refining and Marketing segment include, but are not limited to, fluctuations in demand and supply for refined products that impact the company's margins; market competition, including potential new market entrants; our ability to reliably operate refining and marketing facilities in order to meet production or sales targets; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; risks and uncertainties affecting construction or planned maintenance schedules, including the availability of labour and other impacts of competing projects drawing on the same resources during the same time period; and the potential for disruptions to operations and construction projects as a result of our relationships with labour unions or employee associations that represent employees at our refineries and distribution facilities.

Additional risks, uncertainties and other factors that could influence the financial and operating performance of all of Suncor's operating segments and activities include, but are not limited to, changes in general economic, market and business conditions, such as commodity prices, interest rates and currency exchange rates; fluctuations in supply and demand for Suncor's products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition of taxes or changes to fees and royalties, and changes in environmental and other regulations; the ability and willingness of parties with whom we have material relationships to perform their obligations to us; the occurrence of unexpected events such as fires, equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; the potential for security breaches of Suncor's information systems by computer hackers or cyberterrorists, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches; our ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor's reserves, resources and future production estimates; market instability affecting Suncor's ability to borrow in the capital debt markets at acceptable rates; maintaining an optimal debt to cash flow ratio; the success of the company's risk management activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws; risks and uncertainties associated with closing a transaction for the purchase or sale of an oil and gas property, including estimates of the final consideration to be paid or received, the ability of counterparties to comply with their obligations in a timely manner and the receipt of any required regulatory or other third-party approvals outside of Suncor's control that are customary to transactions of this nature; and the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy. The foregoing important factors are not exhaustive.

Many of these risk factors and other assumptions related to Suncor's forward-looking statements and information are discussed in further detail throughout the MD&A, and under the heading Risk Factors in the 2011 annual MD&A, the 2011 AIF and Form 40-F on file with Canadian securities commissions at www.sedar.com and the United States Securities and Exchange Commission at www.sec.gov. Readers are also referred to the risk factors and assumptions described in other documents that Suncor files from time to time with securities regulatory authorities. Copies of these documents are available without charge from the company.

             Suncor Energy Inc.
 048    2012 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Consolidated Statements of Comprehensive Income
(unaudited)

	Three months ended September 30		Nine months ended September 30
($ millions)	2012	2011	2012	2011

Revenues and Other Income
Operating revenues, net of royalties (note 3)	9 512	10 235	28 764	28 433
Other income (note 4)	89	184	317	393

	9 601	10 419	29 081	28 826

Expenses
Purchases of crude oil and products	4 141	5 017	12 630	13 329
Operating, selling and general	2 277	1 814	6 761	6 039
Transportation	171	193	491	547
Depreciation, depletion, amortization and impairment (note 5)	896	834	3 435	2 929
Exploration	97	17	238	106
Loss (gain) on disposal of assets	(3)	(57)	(39)	134
Project start-up costs	17	59	40	142
Financing expenses (income) (note 8)	(260)	609	(130)	580

	7 336	8 486	23 426	23 806

Earnings before Income Taxes	2 265	1 933	5 655	5 020

Income Taxes
Current	319	239	1 245	821
Deferred	391	407	1 065	1 322

	710	646	2 310	2 143

Net Earnings	1 555	1 287	3 345	2 877

Other Comprehensive Income (Loss)
Foreign currency translation adjustment	(135)	157	(116)	198
Foreign currency translation reclassified to net earnings	—	—	—	14
Cash flow hedges reclassified to net earnings	(1)	—	(1)	—
Actuarial loss on employee retirement benefit plans, net of income taxes of $22 (2011 – $71) and $78 (2011 – $81) for the three and nine months ended September 30, respectively	(65)	(210)	(209)	(236)

Other Comprehensive Income (Loss)	(201)	(53)	(326)	(24)

Total Comprehensive Income	1 354	1 234	3 019	2 853

Per Common Share (dollars) (note 10)
Net earnings – basic	1.01	0.82	2.16	1.83
Net earnings – diluted	1.01	0.76	2.15	1.75
Cash dividends	0.13	0.11	0.37	0.32

See accompanying notes to the interim consolidated financial statements.

Suncor Energy Inc.
                                                                                                                                       2012 Third Quarter    049

Consolidated Balance Sheets
(unaudited)

($ millions)	Sep 30 2012	Dec 31 2011

Assets
Current assets
Cash and cash equivalents	5 448	3 803
Accounts receivable	5 052	5 412
Inventories	3 745	4 205
Income taxes receivable	779	704

Total current assets	15 024	14 124
Property, plant and equipment, net	54 659	52 589
Exploration and evaluation	4 035	4 554
Other assets	315	311
Goodwill and other intangible assets	3 132	3 139
Deferred income taxes	78	60

Total assets	77 243	74 777

Liabilities and Shareholders' Equity
Current liabilities
Short-term debt	741	763
Current portion of long-term debt	308	12
Accounts payable and accrued liabilities	7 527	7 755
Current portion of provisions	1 150	811
Income taxes payable	1 276	969

Total current liabilities	11 002	10 310
Long-term debt	9 424	10 004
Other long-term liabilities	2 284	2 392
Provisions	3 823	3 752
Deferred income taxes	10 721	9 719
Shareholders' equity	39 989	38 600

Total liabilities and shareholders' equity	77 243	74 777

See accompanying notes to the interim consolidated financial statements.

             Suncor Energy Inc.
 050    2012 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Consolidated Statements of Cash Flows
(unaudited)

	Three months ended September 30		Nine months ended September 30
($ millions)	2012	2011	2012	2011

Operating Activities
Net earnings	1 555	1 287	3 345	2 877
Adjustments for:
Depreciation, depletion, amortization and impairment	896	834	3 435	2 929
Deferred income taxes	391	407	1 065	1 322
Accretion	45	39	137	122
Unrealized foreign exchange loss (gain) on U.S. dollar denominated long-term debt	(289)	610	(272)	362
Change in fair value of derivative contracts	17	(15)	30	(91)
Loss (gain) on disposal of assets	(3)	(57)	(39)	134
Share-based compensation	190	(253)	171	(181)
Exploration	65	9	124	28
Settlement of decommissioning and restoration liabilities	(89)	(125)	(345)	(366)
Other	(38)	(15)	(141)	(40)
Decrease (increase) in non-cash working capital	(352)	(304)	161	89

Cash flow provided by operating activities	2 388	2 417	7 671	7 185

Investing Activities
Capital and exploration expenditures	(1 670)	(1 519)	(4 754)	(5 036)
Acquisitions	—	—	—	(842)
Proceeds from disposal of assets	15	77	58	3 035
Other investments	(2)	(1)	(6)	1
Decrease (increase) in non-cash working capital	92	(54)	142	(10)

Cash flow used in investing activities	(1 565)	(1 497)	(4 560)	(2 852)

Financing Activities
Net change in short-term debt	(24)	28	(22)	(1 205)
Net change in long-term debt	(5)	(4)	(12)	(14)
Repayment of long-term debt	—	(500)	—	(500)
Issuance of common shares under share option plans	12	22	179	207
Purchase of common shares for cancellation, net of option premiums (note 7)	(312)	(141)	(1 043)	(141)
Dividends paid on common shares	(196)	(170)	(561)	(494)

Cash flow used in financing activities	(525)	(765)	(1 459)	(2 147)

Increase in Cash and Cash Equivalents	298	155	1 652	2 186
Effect of foreign exchange on cash and cash equivalents	(16)	35	(7)	24
Cash and cash equivalents at beginning of period	5 166	3 097	3 803	1 077

Cash and Cash Equivalents at End of Period	5 448	3 287	5 448	3 287

Supplementary Cash Flow Information
Interest paid	65	60	382	434
Income taxes paid	474	277	1 095	587

See accompanying notes to the interim consolidated financial statements.

Suncor Energy Inc.
                                                                                                                                       2012 Third Quarter    051

Consolidated Statements of Changes in Shareholders' Equity
(unaudited)

($ millions)	Share Capital	Contributed Surplus	Foreign Currency Translation	Cash Flow Hedges	Retained Earnings	Total	Number of Common Shares (thousands)

At December 31, 2010	20 188	507	(451)	14	14 934	35 192	1 565 489

Net earnings	—	—	—	—	2 877	2 877	—
Foreign currency translation adjustment	—	—	212	—	—	212	—
Actuarial loss on employee retirement benefit plans	—	—	—	—	(236)	(236)	—

Total comprehensive income	—	—	212	—	2 641	2 853	—
Issued under share option plans	299	(53)	—	—	—	246	8 875
Issued under dividend reinvestment plan	10	—	—	—	(10)	—	275
Purchase of common shares for cancellation	(65)	—	—	—	(76)	(141)	(4 962)
Liability for share purchase commitment	(61)	—	—	—	(64)	(125)	—
Share-based compensation	—	81	—	—	—	81	—
Income tax benefit of stock option deduction in the U.S.	—	1	—	—	—	1
Dividends paid on common shares	—	—	—	—	(494)	(494)	—

At September 30, 2011	20 371	536	(239)	14	16 931	37 613	1 569 677

At December 31, 2011	20 303	545	(207)	14	17 945	38 600	1 558 636

Net earnings	—	—	—	—	3 345	3 345	—
Foreign currency translation adjustment	—	—	(116)	—	—	(116)	—
Net change in cash flow hedges	—	—	—	(1)	—	(1)	—
Actuarial loss on employee retirement benefit plans	—	—	—	—	(209)	(209)	—

Total comprehensive income	—	—	(116)	(1)	3 136	3 019	—
Issued under share option plans	240	(44)	—	—	—	196	10 086
Issued under dividend reinvestment plan	12	—	—	—	(12)	—	391
Purchase of common shares for cancellation, net of option premiums (note 7)	(447)	—	—	—	(596)	(1 043)	(34 385)
Liability for share purchase commitment (note 7)	(121)	—	—	—	(179)	(300)	—
Share-based compensation	—	78	—	—	—	78	—
Dividends paid on common shares	—	—	—	—	(561)	(561)	—

At September 30, 2012	19 987	579	(323)	13	19 733	39 989	1 534 728

See accompanying notes to the interim consolidated financial statements.

             Suncor Energy Inc.
 052    2012 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1. REPORTING ENTITY AND DESCRIPTION OF THE BUSINESS

Suncor Energy Inc. (Suncor or the company) is an integrated energy company headquartered in Canada. Suncor's operations include oil sands development and upgrading, onshore and offshore oil and gas production, petroleum refining, and product marketing primarily under the Petro-Canada brand. The consolidated financial statements of the company comprise the company and its subsidiaries and the company's interests in associates and jointly controlled entities.

The address of the company's registered office is 150 - 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.

2. BASIS OF PREPARATION

(a) Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles, specifically International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board. They are condensed as they do not include all of the information required for full annual financial statements, and they should be read in conjunction with the consolidated financial statements for the year ended December 31, 2011.

The policies applied in these condensed interim consolidated financial statements are based on International Financial Reporting Standards (IFRS) issued and outstanding as at October 31, 2012, the date the Audit Committee approved these statements on behalf of the Board of Directors.

(b) Basis of Measurement

The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in the company's consolidated financial statements for the year ended December 31, 2011. Those accounting policies have been applied consistently to all periods presented in these financial statements.

(c) Functional Currency and Presentation Currency

These consolidated financial statements are presented in Canadian dollars, which is the company's functional currency.

(d) Use of Estimates and Judgment

The timely preparation of financial statements requires that management make estimates and assumptions and use judgment. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgment used in the preparation of the financial statements are described in the company's consolidated financial statements for the year ended December 31, 2011.

3. SEGMENTED INFORMATION

The company's operating segments are determined based on differences in the nature of their operations, products and services.

Intersegment sales of crude oil and natural gas are accounted for at market values and included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment amounts are eliminated on consolidation.

Suncor Energy Inc.
                                                                                                                                       2012 Third Quarter    053

	Three months ended September 30
	Oil Sands(1)		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011

Revenues and Other Income
Gross revenues	2 229	2 129	1 093	1 490	6 720	7 135	29	21	10 071	10 775
Intersegment revenues	823	927	51	52	59	5	(933)	(984)	—	—
Less: Royalties	(262)	(237)	(297)	(303)	—	—	—	—	(559)	(540)

Operating revenues, net of royalties	2 790	2 819	847	1 239	6 779	7 140	(904)	(963)	9 512	10 235
Other income	6	19	7	11	7	23	69	131	89	184

	2 796	2 838	854	1 250	6 786	7 163	(835)	(832)	9 601	10 419

Expenses
Purchases of crude oil and products	46	9	5	135	5 016	5 831	(926)	(958)	4 141	5 017
Operating, selling and general	1 372	1 178	182	154	605	492	118	(10)	2 277	1 814
Transportation	99	102	29	26	51	59	(8)	6	171	193
Depreciation, depletion, amortization and impairment	503	337	231	360	117	112	45	25	896	834
Exploration	2	1	95	16	—	—	—	—	97	17
Loss (gain) on disposal of assets	3	—	(1)	(56)	(4)	(1)	(1)	—	(3)	(57)
Project start-up costs	16	59	—	—	1	—	—	—	17	59
Financing expenses (income)	33	19	20	(6)	3	(7)	(316)	603	(260)	609

	2 074	1 705	561	629	5 789	6 486	(1 088)	(334)	7 336	8 486

Earnings (Loss) before Income Taxes	722	1 133	293	621	997	677	253	(498)	2 265	1 933
Income taxes
Current	—	1	227	119	90	98	2	21	319	239
Deferred	187	295	(22)	82	199	100	27	(70)	391	407

	187	296	205	201	289	198	29	(49)	710	646

Net Earnings (Loss)	535	837	88	420	708	479	224	(449)	1 555	1 287

Capital and Exploration Expenditures	1 113	1 129	387	189	147	120	23	81	1 670	1 519

             Suncor Energy Inc.
 054    2012 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

	Nine months ended September 30
	Oil Sands(1)		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011

Revenues and Other Income
Gross revenues	6 437	6 174	4 434	4 462	19 621	19 303	58	47	30 550	29 986
Intersegment revenues	2 340	2 496	477	418	145	46	(2 962)	(2 960)	—	—
Less: Royalties	(619)	(521)	(1 167)	(1 032)	—	—	—	—	(1 786)	(1 553)

Operating revenues, net of royalties	8 158	8 149	3 744	3 848	19 766	19 349	(2 904)	(2 913)	28 764	28 433
Other income	20	26	47	(4)	16	67	234	304	317	393

	8 178	8 175	3 791	3 844	19 782	19 416	(2 670)	(2 609)	29 081	28 826

Expenses
Purchases of crude oil and products	151	364	259	441	15 215	15 404	(2 995)	(2 880)	12 630	13 329
Operating, selling and general	4 063	3 751	653	574	1 696	1 572	349	142	6 761	6 039
Transportation	274	287	95	86	150	172	(28)	2	491	547
Depreciation, depletion, amortization and impairment	1 412	982	1 557	1 561	340	326	126	60	3 435	2 929
Exploration	53	49	185	57	—	—	—	—	238	106
Loss (gain) on disposal of assets	(29)	106	(1)	40	(8)	(11)	(1)	(1)	(39)	134
Project start-up costs	38	142	—	—	2	—	—	—	40	142
Financing expenses (income)	94	55	54	44	1	(2)	(279)	483	(130)	580

	6 056	5 736	2 802	2 803	17 396	17 461	(2 828)	(2 194)	23 426	23 806

Earnings (Loss) before Income Taxes	2 122	2 439	989	1 041	2 386	1 955	158	(415)	5 655	5 020
Income taxes
Current	1	1	973	634	244	134	27	52	1 245	821
Deferred	623	625	26	385	461	402	(45)	(90)	1 065	1 322

	624	626	999	1 019	705	536	(18)	(38)	2 310	2 143

Net Earnings (Loss)	1 498	1 813	(10)	22	1 681	1 419	176	(377)	3 345	2 877

Capital and Exploration Expenditures	3 383	3 830	908	611	394	412	69	183	4 754	5 036

(1)
During the first quarter of 2012, the company completed a review of the presentation of purchase and sale transactions in its Oil Sands segment. It was determined that certain transactions previously recorded on a gross basis are more appropriately reflected through net presentation.

Prior period comparative figures have been reclassified for comparability with the current period presentation. The impact is as follows:

	Three months ended	Nine months ended
($ millions, increase/(decrease))	September 30, 2011	September 30, 2011

Gross revenues	(259)	(827)
Purchases of crude oil and products	(259)	(827)

Net earnings	—	—

Suncor Energy Inc.
                                                                                                                                       2012 Third Quarter    055

4. OTHER INCOME

Other Income consists of the following:

	Three months ended September 30		Nine months ended September 30
($ millions)	2012	2011	2012	2011

Risk management activities	2	17	1	(3)
Energy trading activities
Change in fair value of contracts	33	56	161	211
Gains (losses) on inventory valuation	(4)	18	21	(27)
Investment and interest income	19	35	55	131
Renewable energy grants	19	18	45	50
Other	20	40	34	31

	89	184	317	393

5. ASSET IMPAIRMENT

Syria

In the second quarter of 2012, the company recognized after-tax impairment charges and write-downs of $694 million related to Syrian assets in its Exploration and Production business. In December 2011, the company declared force majeure under its contractual obligations, suspended its operations and ceased recording production due to political unrest and international sanctions affecting that country. No Syrian production has been recorded in 2012.

As there was no resolution of the political situation at the end of the second quarter, an impairment test on the company's assets was performed. In calculating the company's impairment, the recoverable amount was determined using a value-in-use methodology. The company used an expected cash flow approach based on 2011 year-end reserves data updated for the company's best estimate of price realizations, with three scenarios representing i) resumption of operations in 18 months, ii) resumption of operations in 30 months, and iii) total loss. These scenarios were probability-weighted based on the company's best estimates, and present valued using a risk-adjusted discount rate of 19%. The calculation was most sensitive to management's assumptions on the relative likelihood of the three scenarios and price realizations.

The impairment losses were recorded as part of Depreciation, Depletion, Amortization and Impairment expense and charged against Property, Plant and Equipment ($604 million) and other current assets ($23 million).

In the second quarter of 2012, the company also wrote off the remainder of its Syrian receivables ($67 million). A provision of $64 million was previously recorded at December 31, 2011.

After these impairments and write-offs, the carrying value of the company's net assets in Syria as at September 30, 2012 was approximately $250 million.

No additional impairment has been recognized in the third quarter of 2012 as no indicators have been identified that would change the company's overall impairment assessment.

Libya

In the second quarter of 2011, the company recognized after-tax impairment charges of $514 million related to Libyan assets in its Exploration and Production business. At that time, production had been shut in due to political violence in Libya. The impairment losses were recorded as part of Depreciation, Depletion, Amortization and Impairment expense, and charged against Property, Plant and Equipment ($259 million), Exploration and Evaluation assets ($211 million), and Inventories ($44 million).

             Suncor Energy Inc.
 056    2012 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

During the fourth quarter of 2011, the company reversed $11 million impairment charge that related to crude oil inventories. The reversal was the result of lifting certain of the political sanctions, and the joint venture partner confirming the existence of previously written off crude oil.

No additional impairment or impairment reversal has been recognized in the third quarter of 2012 as no indicators have been identified that would change the company's overall impairment assessment.

6. SHARE-BASED COMPENSATION

The following table summarizes the share-based compensation expense (recovery) recorded for all plans within Operating, Selling and General expense.

	Three months ended September 30		Nine months ended September 30
($ millions)	2012	2011	2012	2011

Equity-settled plans	19	20	78	81
Cash-settled plans	199	(276)	230	(165)

	218	(256)	308	(84)

7. NORMAL COURSE ISSUER BID

In September 2012, the company completed its first Normal Course Issuer Bid and put option program, and also announced a second Normal Course Issuer Bid program to purchase for cancellation up to $1 billion of its common shares between September 20, 2012 and September 19, 2013.

During the nine months ended September 30, 2012, the company purchased 34.4 million (2011 – 5.0 million) common shares for total consideration of $1,043 million (2011 – $141 million), net of $1.3 million (2011 – $nil) option premiums recognized in share capital. Of the amount recognized, $447 million (2011 – $65 million) was charged to share capital and $596 million (2011 – $76 million) to retained earnings.

The company has also recorded a liability of $300 million for share purchases that may take place during its internal blackout period under an automatic repurchase plan agreement with an independent broker. Of the liability recognized, $121 million was charged to share capital and $179 million to retained earnings.

8. FINANCING EXPENSES (INCOME)

	Three months ended September 30		Nine months ended September 30
($ millions)	2012	2011	2012	2011

Interest on debt	162	153	488	485
Capitalized interest	(138)	(150)	(444)	(402)

Interest expense	24	3	44	83
Accretion	45	39	137	122
Foreign exchange loss (gain) on U.S. dollar denominated long-term debt	(289)	610	(272)	362
Foreign exchange and other	(40)	(43)	(39)	13

	(260)	609	(130)	580

Suncor Energy Inc.
                                                                                                                                       2012 Third Quarter    057

9. INCOME TAXES

In the second quarter of 2012, the Ontario government substantively enacted legislation to freeze the general corporate income tax rate at the current 11.5% instead of the planned reduction to 10%. Accordingly, the company recognized an increase in deferred tax expense of $88 million related to the revaluation of deferred income tax balances.

In the first quarter of 2011, the U.K. government substantively enacted a 12% increase in the supplementary charge on U.K. oil and gas profits. Accordingly, the company recognized an increase in deferred tax expense of $442 million related to the revaluation of deferred income tax balances.

10. EARNINGS PER COMMON SHARE

	Three months ended September 30		Nine months ended September 30
($ millions)	2012	2011	2012	2011

Net earnings	1 555	1 287	3 345	2 877
Dilutive impact of accounting for awards as equity-settled (1)	—	(84)	(6)	(98)

Net earnings – diluted	1 555	1 203	3 339	2 779

(millions of common shares)
Weighted average number of common shares	1 536	1 573	1 550	1 572
Dilutive securities:
Effect of share options	2	9	4	12

Weighted average number of diluted common shares	1 538	1 582	1 554	1 584

(dollars per common share)
Basic earnings per share	1.01	0.82	2.16	1.83
Diluted earnings per share	1.01	0.76	2.15	1.75

(1)
Options with tandem stock appreciation rights or cash payment alternatives are accounted for as cash-settled plans. As these awards can be exchanged for common shares of the company, they are considered potentially dilutive and are included in the calculation of the company's diluted net earnings per share if they have a dilutive impact in the period. Accounting for these awards as equity-settled was determined to have the most dilutive impact for the nine months ended September 30, 2012 and the three and nine months ended September 30, 2011.

             Suncor Energy Inc.
 058    2012 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Quarterly Operating Summary
(unaudited)

	Three months ended					Nine months ended		Twelve months ended

Oil Sands	Sept 30 2012	June 30 2012	Mar 31 2012	Dec 31 2011	Sept 30 2011	Sept 30 2012	Sept 30 2011	Dec 31 2011

Total Production (mbbls/d)	378.9	337.8	341.1	356.8	362.5	352.7	333.5	339.3

Excluding Syncrude
Production
Total (mbbls/d)	341.3	309.2	305.7	326.5	326.6	318.8	297.4	304.7
Firebag (mbbls/d of bitumen)	113.0	95.8	83.6	71.7	54.8	97.5	55.5	59.5
MacKay River (mbbls/d of bitumen)	17.0	32.0	31.0	29.7	29.0	26.6	30.2	30.0
Sales (mbbls/d)
Light sweet crude oil	104.4	98.9	89.5	109.9	80.4	97.6	77.2	85.5
Diesel	28.7	27.0	32.8	36.1	30.7	29.5	20.3	24.3
Light sour crude oil	175.9	110.9	183.0	158.1	194.6	156.7	174.9	170.6
Bitumen	36.4	56.7	27.5	14.5	24.0	40.2	27.2	24.0

Total sales	345.4	293.5	332.8	318.6	329.7	324.0	299.6	304.4

Average sales price (1) (dollars per barrel)
Light sweet crude oil	87.84	88.18	98.57	103.51	95.75	91.26	96.10	98.50
Other (diesel, light sour crude oil and bitumen)	77.73	73.79	88.14	94.07	81.65	80.27	82.04	84.93
Total	80.79	78.64	90.95	97.33	85.09	83.58	85.67	88.74

Operating costs (dollars per barrel)
Cash costs	31.85	37.60	36.25	37.05	34.35	35.10	37.15	37.10
Natural gas	1.50	1.40	1.85	1.95	1.40	1.60	1.95	1.95

Cash operating costs* (2)	33.35	39.00	38.10	39.00	35.75	36.70	39.10	39.05
Project start-up costs	0.55	0.75	0.05	0.70	1.95	0.45	1.75	1.45

Total cash operating costs (3)	33.90	39.75	38.15	39.70	37.70	37.15	40.85	40.50
Depreciation, depletion and amortization	14.55	15.05	14.15	11.55	9.90	14.60	10.20	10.55

Total operating costs (4)	48.45	54.80	52.30	51.25	47.60	51.75	51.05	51.05

Operating costs – In situ bitumen production only (dollars per barrel)
Cash costs	14.60	17.75	18.80	23.75	21.25	16.95	18.65	20.10
Natural gas	3.40	3.05	3.65	5.15	5.55	3.35	5.55	5.40

Cash operating costs* (5)	18.00	20.80	22.45	28.90	26.80	20.30	24.20	25.50
Project start-up costs	0.70	0.20	(1.25)	0.50	6.30	(0.05)	5.20	3.90

Total cash operating costs (6)	18.70	21.00	21.20	29.40	33.10	20.25	29.40	29.40
Depreciation, depletion and amortization	12.45	11.70	8.55	9.90	7.05	11.00	6.30	7.35

Total operating costs (7)	31.15	32.70	29.75	39.30	40.15	31.25	35.70	36.75

Syncrude
Production (mbbls/d)	37.6	28.6	35.4	30.3	35.9	33.9	36.1	34.6

Average sales price (1) (dollars per barrel)	90.24	90.61	98.82	105.33	98.35	93.32	100.80	101.80

Operating costs** (dollars per barrel)
Cash costs	33.40	52.15	32.25	45.85	38.20	38.25	36.80	38.80
Natural gas	0.95	0.95	1.25	1.65	1.45	1.05	1.65	1.65

Cash operating costs* (2)	34.35	53.10	33.50	47.50	39.65	39.30	38.45	40.45
Project start-up costs	—	—	—	—	—	—	—	—

Total cash operating costs (3)	34.35	53.10	33.50	47.50	39.65	39.30	38.45	40.45
Depreciation, depletion and amortization	13.80	17.15	14.80	16.05	11.75	15.10	15.45	15.60

Total operating costs (4)	48.15	70.25	48.30	63.55	51.40	54.40	53.90	56.05

Footnotes and definitions, see page 63.

Suncor Energy Inc.
                                                                                                                                       2012 Third Quarter    059

Quarterly Operating Summary (continued)
 (unaudited)

	Three months ended					Nine months ended		Twelve months ended

Exploration and Production	Sept 30 2012	June 30 2012	Mar 31 2012	Dec 31 2011	Sept 30 2011	Sept 30 2012	Sept 30 2011	Dec 31 2011

Total Production (mboe/d)	156.4	204.6	221.2	219.7	183.5	193.8	202.4	206.7

North America Onshore
Production
Natural gas (mmcf/d)	279	294	323	335	346	298	365	357
Natural gas liquids and crude oil (mbbls/d)	5.5	5.1	5.8	5.0	4.8	5.5	5.2	5.1
Total production (mmcfe/d)	312	325	358	365	375	331	396	388

Average sales price (1)
Natural gas (dollars per mcf)	2.15	1.63	2.03	3.18	3.52	1.94	3.66	3.55
Natural gas liquids and crude oil (dollars per barrel)	72.91	79.25	84.34	90.58	83.98	78.91	83.57	85.30

East Coast Canada
Production (mbbls/d)
Terra Nova	—	13.3	19.6	14.3	19.4	10.9	16.9	16.2
Hibernia	15.7	31.0	28.7	30.2	32.0	25.1	31.1	30.9
White Rose	7.0	5.5	17.0	18.9	17.7	9.8	18.4	18.5

	22.7	49.8	65.3	63.4	69.1	45.8	66.4	65.6

Average sales price (1) (dollars per barrel)	108.49	104.25	122.31	111.77	111.30	113.50	109.23	108.42

International
Production (mboe/d)
North Sea
Buzzard	41.9	57.9	57.0	55.0	33.1	52.2	38.8	42.9
Other North Sea	—	—	—	—	—	—	5.1	3.8
Other International
Libya	39.8	42.7	39.2	24.6	—	40.6	8.0	12.1
Syria	—	—	—	15.9	18.8	—	18.1	17.6

	81.7	100.6	96.2	95.5	51.9	92.8	70.0	76.4

Average sales price (1) (dollars per boe)
Buzzard	104.06	103.18	111.83	106.41	111.60	106.55	104.59	105.18
Other North Sea	—	—	—	—	—	—	92.49	92.49
Other International	107.32	109.44	118.47	102.42	93.94	111.64	92.30	95.76

Footnotes and definitions, see page 63.

             Suncor Energy Inc.
 060    2012 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Quarterly Operating Summary (continued)
 (unaudited)

	Three months ended					Nine months ended		Twelve months ended

Refining and Marketing	Sept 30 2012	June 30 2012	Mar 31 2012	Dec 31 2011	Sept 30 2011	Sept 30 2012	Sept 30 2011	Dec 31 2011

Eastern North America
Refined product sales (thousands of m3/d)
Transportation fuels
Gasoline	20.2	20.2	19.2	20.1	21.4	19.8	21.1	20.9
Distillate	12.5	10.7	11.2	12.2	12.7	11.5	12.9	12.8

Total transportation fuel sales	32.7	30.9	30.4	32.3	34.1	31.3	34.0	33.7
Petrochemicals	1.7	2.3	2.2	1.7	2.3	2.1	2.2	2.1
Asphalt	3.5	2.2	1.6	2.2	3.5	2.4	2.5	2.4
Other	4.9	7.0	4.4	4.6	4.4	5.4	5.7	5.3

Total refined product sales	42.8	42.4	38.6	40.8	44.3	41.2	44.4	43.5

Crude oil supply and refining
Processed at refineries (thousands of m3/d)	32.6	30.6	30.3	30.7	32.3	31.2	32.4	32.0
Utilization of refining capacity (%)****	92	87	86	90	94	88	95	94

Western North America
Refined product sales (thousands of m3/d)
Transportation fuels
Gasoline	21.3	20.8	19.4	19.7	19.7	20.5	18.5	18.8
Distillate***	18.2	18.8	18.4	17.5	18.7	18.5	17.6	17.6

Total transportation fuel sales	39.5	39.6	37.8	37.2	38.4	39.0	36.1	36.4
Asphalt	1.9	1.8	1.2	1.1	1.9	1.6	1.2	1.2
Other	3.3	3.7	2.5	2.5	2.1	3.2	1.9	2.0

Total refined product sales	44.7	45.1	41.5	40.8	42.4	43.8	39.2	39.6

Crude oil supply and refining
Processed at refineries (thousands of m3/d)	37.6	37.3	36.4	32.8	36.2	37.1	32.8	32.8
Utilization of refining capacity (%)****	101	101	98	90	100	100	91	91

Footnotes and definitions, see page 63.

Suncor Energy Inc.
                                                                                                                                       2012 Third Quarter    061

Quarterly Operating Summary (continued)
 (unaudited)

	Three months ended					Nine months ended		Twelve months ended

Netbacks	Sept 30 2012	June 30 2012	Mar 31 2012	Dec 31 2011	Sept 30 2011	Sept 30 2012	Sept 30 2011	Dec 31 2011

North America Onshore (dollars per mcfe)
Average price realized (8)	3.81	3.48	3.98	4.54	4.82	3.76	4.90	4.81
Royalties	(0.28)	(0.20)	(0.24)	(0.48)	(0.48)	(0.24)	(0.49)	(0.48)
Transportation costs	(0.35)	(0.34)	(0.27)	(0.23)	(0.26)	(0.32)	(0.24)	(0.23)
Operating costs	(1.63)	(1.56)	(1.48)	(1.66)	(1.71)	(1.55)	(1.51)	(1.55)

Operating netback	1.55	1.38	1.99	2.17	2.37	1.65	2.66	2.55

East Coast Canada (dollars per barrel)
Average price realized (8)	112.91	106.73	123.73	114.35	112.84	115.80	111.03	110.31
Royalties	(31.16)	(38.83)	(34.72)	(36.95)	(33.56)	(35.61)	(33.53)	(34.49)
Transportation costs	(4.42)	(2.48)	(1.42)	(2.58)	(1.54)	(2.30)	(1.80)	(1.89)
Operating costs	(33.17)	(12.71)	(8.53)	(9.36)	(6.69)	(14.12)	(7.35)	(8.04)

Operating netback	44.16	52.71	79.06	65.46	71.05	63.77	68.35	65.89

North Sea – Buzzard (dollars per barrel)
Average price realized (8)	106.35	105.55	114.13	108.43	113.65	108.87	106.58	107.18
Transportation costs	(2.29)	(2.37)	(2.30)	(2.02)	(2.05)	(2.32)	(1.99)	(2.00)
Operating costs	(8.24)	(3.36)	(4.80)	(3.64)	(6.34)	(5.29)	(5.21)	(4.71)

Operating netback	95.82	99.82	107.03	102.77	105.26	101.26	99.38	100.47

Other North Sea (dollars per boe)
Average price realized (8)	—	—	—	—	—	—	94.86	94.86
Transportation costs	—	—	—	—	—	—	(2.37)	(2.37)
Operating costs	—	—	—	—	—	—	(17.82)	(17.82)

Operating netback	—	—	—	—	—	—	74.67	74.67

Other International (dollars per boe)
Average price realized (8)	107.67	109.79	118.84	102.68	94.23	112.00	92.62	96.06
Royalties	(61.02)	(57.50)	(67.13)	(54.06)	(46.89)	(61.75)	(55.01)	(54.69)
Transportation costs	(0.35)	(0.35)	(0.37)	(0.26)	(0.29)	(0.36)	(0.32)	(0.30)
Operating costs	(1.13)	(2.76)	(1.86)	(7.52)	(6.84)	(1.93)	(6.35)	(6.75)

Operating netback	45.17	49.18	49.48	40.84	40.21	47.96	30.94	34.32

Footnotes and definitions, see page 63.

             Suncor Energy Inc.
 062    2012 Third Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Quarterly Operating Summary (continued)

Non-GAAP Financial Measures

Certain financial measures referred to in the Quarterly Operating Summary are not prescribed by Canadian generally accepted accounting principles (GAAP). Suncor includes cash and total operating costs per barrel and netback data because investors may use this information to analyze operating performance, leverage and liquidity. The additional information should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Definitions

(1) Average sales price	–	This operating statistic is calculated before royalties (where applicable) and net of related transportation costs.
(2) Cash operating costs	–	Include cash costs that are defined as operating, selling and general expenses (excluding inventory changes and restructuring costs). For a reconciliation of this non-GAAP financial measure, see Management's Discussion and Analysis.
(3) Total cash operating costs	–	Include cash operating costs as defined above and cash start-up costs.
(4) Total operating costs	–	Include total cash operating costs as defined above and non-cash operating costs.
(5) Cash operating costs – In situ bitumen production	–	Include cash costs that are defined as operating, selling and general expenses (excluding inventory changes and restructuring costs). Per barrel amounts are based on in situ production volumes only.
(6) Total cash operating costs – In situ bitumen production	–	Include cash operating costs – In situ bitumen production as defined above and cash start-up costs. Per barrel amounts are based on in situ production volumes only.
(7) Total operating costs – In situ bitumen production	–	Include total cash operating costs – In situ bitumen production as defined above and non-cash operating costs. Per barrel amounts are based on in situ production volumes only.
(8) Average price realized	–	This operating statistic is calculated before transportation costs and royalties and excludes the impact of hedging activities.

Explanatory Notes

*	Previously disclosed cash operating costs have been restated to reflect revisions to the cash operating costs definition. See the Non-GAAP Financial Measures Advisory section of Management's Discussion and Analysis.
**	Users are cautioned that the Syncrude cash costs per barrel measure may not be fully comparable to similar information calculated by other entities (including Suncor's own cash costs per barrel excluding Syncrude) due to differing operations of each company as well as their respective accounting policy choices.
***	Previously disclosed distillate sales volumes have been adjusted to remove certain sales volumes that originated in the Oil Sands segment.
****	As of January 1, 2012, the Montreal and the Commerce City refineries' nameplate capacities increased to 137 mbbls/d and 98 mbbls/d, respectively. Comparative utilization percentages have not been restated.

 Abbreviations

mbbls/d	– thousands of barrels per day
mcf	– thousands of cubic feet
mcfe	– thousands of cubic feet equivalent
mmcf/d	– millions of cubic feet per day
mmcfe/d	– millions of cubic feet equivalent per day
boe	– barrels of oil equivalent
mboe/d	– thousands of barrels of oil equivalent per day
m3/d	– cubic metres per day

Metric conversion

Crude oil, refined products, etc.	1m [3] (cubic metre) = approx. 6.29 barrels

Suncor Energy Inc.
                                                                                                                                       2012 Third Quarter    063

P.O. Box 2844, 150 - 6th Avenue S.W., Calgary, Alberta, Canada  T2P 3E3
tel: (403) 296-8000  fax: (403) 296-3030  info@suncor.com  www.suncor.com

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EXHIBIT 99.1